2003 ANNUAL REPORT

The Spirit is the Difference

CINTAS®
THE UNIFORM PEOPLE

Cintas Corporation provides highly specialized services to businesses of all types throughout North America. We design, manufacture, and implement corporate identity uniform programs, provide entrance mats, restroom supplies, promotional products, and first aid and safety products for over 500,000 businesses.

One Source, One Company, One Answer

TABLE OF CONTENTS

CINTAS®
THE UNIFORM PEOPLE

Celebrating

THE SPIRIT THAT IS CINTAS


summer 2003
CINTAS
Employee
First Aid
Station

Fiscal 2003 Accomplishments

Financial, operating and recognition highlights for fiscal year 2003 for Cintas Corporation.

- Achieved 34th consecutive year of uninterrupted growth in sales and profits. Only two other companies have achieved longer standing records—ADP and Wal-Mart
- Revenue was a record $2.69 billion, up 18 percent
- Achieved record profits of $249 million, up 6 percent
- Increased dividends by 8 percent. *Mergent* calls Cintas a "Dividend Achiever", a distinction given to the top 2.5 percent of all dividend-paying companies

Expanded uniform rental presence into 13 new cities

Opened six new state-of-the-art uniform rental plants

Expanded First Aid and Safety expertise to include portable defibrillators

Ranked as a top outsourcing business in *Fortune* magazine's 2003 survey on "America's Most Admired Companies" for the third consecutive year

Highlighted in "America's Most Admired Companies" survey for Long-Term Investment Value and Use of Corporate Assets

Named one of the "Best Big Companies in the World" by *Forbes*

Forbes included Cintas in the short-list of only 57 companies who have received the "Best Big Companies" recognition every year

Named in *Business Week's* "Global 1000" as one of the world's most valuable companies

Included in the *Cleveland Plain Dealer's* "Top Ohio Companies"

Cintas Cleanroom Resources Division awarded "World Class Supplier Achievement Award" by Advanced Micro Devices (AMD)

Awarded two of the "Top Ten Image of the Year" designs, the highest honor bestowed for uniform designs in the uniform industry

Recognized as the Preferred Uniform & Preferred First Aid Supplier of NASCAR®

Financial Highlights

Years Ended May 31 *(In thousands except per share and percentage data)*	2003	% Change	2002	% Change	2001
Operating Results					
Revenue	$2,686,585	18%	$2,271,052	5%	$2,160,700
Gross Profits	1,119,208	17%	957,370	7%	896,267
Net Income	249,253	6%	234,251	5%	222,451
Financial Condition					
Total Assets	$2,582,946	3%	$2,519,234	44%	$1,752,224
Shareholders' Equity	1,646,332	16%	1,423,759	16%	1,231,315
Working Capital	572,705	6%	540,616	-5%	568,767
Per Share Data					
Net Income (Diluted)	$1.45	7%	$1.36	5%	$1.30
Shareholders' Equity (Book Value)	9.65	15%	8.38	15%	7.27
Dividends	0.27	8%	0.25	14%	0.22

Revenue (1)
(in millions)



$2,500
2,000
1,500
1,000
500
0
803
930
1,103
1,262
1,477
1,752
1,902
2,161
2,271
2,687
94 95 96 97 98 99 00 01 02 03

10-Year Compound Growth - Revenue
(in percent) Average



25.0
20.0
15.0
10.0
5.0
0
20.2
19.0
19.4
17.8
19.3
21.8
20.9
21.0
18.9
19.5
94 95 96 97 98 99 00 01 02 03

(Source: Based on financial data as originally reported by Cintas Corporation before restatement for pooling of interests transactions.)

Each bar represents the compound annual growth rate for the 10 years ended, for each year presented. For example, the compound annual growth rate for the 10 years ended May 31, 2003, is 19.5%.

Net Income (Pro Forma) (1)
(in millions)



$250
200
150
100
50
0
64
81
94
113
129
139
193
222
234
249
94 95 96 97 98 99 00 01 02 03

Earnings Per Share (Pro Forma Diluted) (1)
(in dollars)



$1.50
1.20
.90
.60
.30
0
.41
.51
.60
.71
.79
.82
1.14
1.30
1.36
1.45
94 95 96 97 98 99 00 01 02 03

(1) Eleven Year Financial Summary (Page 31)

TO OUR SHAREHOLDERS AND FRIENDS

The partners you will meet in a special section of this annual report, "Living the Spirit of Cintas," are great examples of the kind of people who are Cintas.

We are currently celebrating our 20th year as a public company. Many things have changed over the course of those years. Back in 1983 when we went public, Cintas had a market value of $111 million, sales of $63 million and profit of $5.5 million. At the end of our most recent fiscal year, sales had reached $2.69 billion and profit was $249 million. In fact, we just finished our 34th consecutive year of growth in sales and profit. As of August 1st, our market value was close to $7 billion, which was a 6,200 percent increase over 1983.

Great Opportunities for Our People

To support the tremendous growth that Cintas has achieved over the past 20 years, we have promoted thousands of people and created tens of thousands of jobs. In fact, 20 years ago Cintas employed only 1,400 partners (at Cintas, we call each other "partner"), and today we have more than 27,000. As the company has grown, additional career opportunities have been created.

We would like to introduce you to some Cintas partners who are living, breathing examples of the Cintas spirit. The partners you will meet in a special section of this annual report, "Living the Spirit of Cintas," are great examples of the kind of people who are Cintas. We thank all of these people and the thousands of others who make great contributions to our progress every day.

Organization Changes

Over the past several months, Cintas announced several organization changes that were part of a thoughtful and carefully considered plan put together by our Board of Directors and top Cintas management. The culmination of that succession plan was the election of Scott Farmer as our new President and Chief Executive Officer. Bob Kohlhepp, who will soon be 60 years old, has stepped up to Vice Chairman. This has been a seamless transition. Scott is a 22-year veteran of Cintas and has served in many line and staff positions, including production, sales and service management. In 1985, Scott transferred to the corporate headquarters to install a corporate-wide quality program. Since then he has held the positions of Vice President-National Account Division, Vice President-Marketing and Merchandising and Rental Division Group Vice President. In 1994, Scott was elected to the Board of Directors and has spent the last six years as President and Chief Operating Officer. As Chief Operating Officer, Scott played a vital role in doubling the size of the company since 1998 and tripling the size of the company since 1997. Scott's broad



Gary Ralston and Greg Birkenhauer, shown here with Dick Farmer, both began their association with Cintas as Service Sales Representatives and have seen their markets, along with their career opportunities, expand exponentially over the years. Gary has been with Cintas for 22 years and is now the General Manager of one of our most successful uniform rental locations. Greg, with 16 years of service, is a Market Manager in one of the largest cities served by Cintas.

background and experience make him uniquely qualified for his new position as Chief Executive Officer.

One of our real strengths is that we do a very good job of developing and promoting highly competent managerial talent from inside this company, and we therefore have obtained greater continuity of performance and culture through generations of management.

Our Board of Directors

Don Klekamp reached the mandatory retirement age and retired from our Board of Directors this year. Don has had a long association with Cintas and has served as a member of our Board for the past 18 years. Don is a man of great wisdom and brilliance. He provided valuable insight during his many years as a member of our Board of Directors. We shall always miss Don.

We are pleased to welcome two new members, Paul Carter and David Phillips, to our Board of Directors. Paul Carter worked for Wal-Mart Stores for 25 years. He was their Chief Financial Officer for seven years and served as President of the real estate division from 1995 until his retirement on January 31, 2003. Paul also served on Wal-Mart's Board of Directors


CINTAS

Zandra Allen and Michelle Glass, shown here with Bob Kohlhepp, both started their careers with Cintas as machine operators in one of Cintas' largest distribution centers. Zandra has been with Cintas for eight years and, today, is a Production Supervisor. Michelle, with 16 years of service, is a Production Manager. Both Zandra and Michelle are well-respected leaders and role models at Cintas.

for 10 years. David Phillips was with Arthur Andersen LLP for 32 years during which he served in several Managing Partner leadership positions. After retiring from Arthur Andersen in 1994, he became Chief Executive Officer of Downtown Cincinnati, Inc., from which he retired in 1999 to work with Cincinnati Works, Inc., an organization dedicated to reducing the number of people living below the poverty level by assisting them to strive towards self-sufficiency through work. We look forward to the important contributions these two gentlemen will make to our company.

In closing, we would like to express our heartfelt appreciation to all of our partners who have been instrumental in our achievements over the years. With a solid foundation built on the Cintas spirit, we have absolute confidence in the continuing success of our company. We look forward to a future filled with tremendous opportunity for both our shareholders and partners.

Sincerely,

Richard T. Farmer
Chairman of the Board and Founder

Robert J. Kohlhepp
Vice Chairman of the Board

OUR SPIRIT IS THE DIFFERENCE

More and more companies see the benefits of Cintas services, and with each exposure to these companies, Cintas gains opportunity... opportunity to exceed expectations and opportunity for growth.

Growth. It's part of the culture at Cintas. For 34 consecutive years, Cintas has achieved growth in sales and profits. Only two other public companies – ADP and Wal-Mart – have longer standing records of growth in both sales and profits.

During fiscal 2003, Cintas revenue increased 18 percent to $2.69 billion; our profit increased 6 percent to $249 million; and our earnings per diluted share grew by 7 percent to $1.45.

At the same time, we extended our reach by providing service to 13 new cities and opened six state-of-the-art uniform rental facilities. We also integrated Omni Services into our company. By consolidating most of Omni's 76 uniform rental operations and converting the remaining 27 operations to the Cintas operating systems, we were able to more effectively and efficiently serve our customers. The result should be improved margins for fiscal 2004.

We begin the new fiscal year with a stronger balance sheet. By the close of fiscal 2003, Cintas had paid down $190 million of the debt incurred primarily for the Omni acquisition. As of May 31, 2003, our debt to capitalization was 25 percent, down from 34 percent at the end of fiscal 2002.

The success of fiscal 2003 came despite the pressures inherent in a sluggish economy, and despite additional outside pressures that could have shifted our focus from our principal objective. Instead, we remain more resolute than ever to maximize the long-term value of Cintas for our shareholders and working partners by exceeding our customers' expectations.

We know our spirit is the difference. It was the difference in fiscal 2003, when we grew in spite of the fact that customers cut the size of their workforce or closed operations. And it will be the difference as we focus on making fiscal 2004 our 35th consecutive year of growth.

Current economic conditions have definitely slowed the growth of our business and that of our industry, but the fact remains that our business is very healthy and has grown at a faster pace than the overall economy.

In fiscal 2003, more than 50 percent of our new uniform rental customers never had a uniform rental service before, and more than 60 percent of our new entrance mat customers never rented entrance

Some people look at market share in terms of current conditions. But we see things differently. We look at the *potential* market for Cintas services, and that potential market is huge.

mats before. More and more companies see the benefits of Cintas services, and with each exposure to these companies, Cintas gains opportunity... opportunity to exceed expectations and opportunity for growth.

Some people look at market share in terms of current conditions. But we see things differently. We look at the *potential* market for Cintas services, and that potential market is huge. Cintas has less than a 10 percent share of the $31 billion potential market. What's more, two-thirds of the potential market is "unserved," companies whose employees should be renting uniforms but do not; companies who could use our mat rental or restroom supply services to create great first impressions but instead try to maintain those critical areas themselves; and, companies who try to provide a rapid response to a first aid need only to find an empty first aid cabinet. We will continue to leverage our vast geographic coverage and nationwide sales and distribution network to reach these unserved but potential customers.

At the same time, we will introduce our customers to an always-growing array of products and services. We are constantly testing and introducing new fabrics, new designs and a broader array of uniforms for our 5 million uniform wearers, and expanding our product line for restroom services, first aid and safety services and catalog offerings. We also continue to look for other services to provide to existing customers or to help expand our customer base. Our culture insists on constant improvement in all areas of our business, and this has helped make Cintas the industry leader.

We are a great company, first and foremost, because of the people who are Cintas. Passion, commitment, growth and excellence drive all of us at Cintas, at every level. Our team is talented, and it is energized:

- Jay Case and John Milligan, two tenured executives with a combined 46 years of experience with our company, lead our largest business unit, the uniform rental division. Jay and John are well-respected throughout the company because they lead by example. They epitomize the Cintas culture of honesty, integrity, professionalism and attention to detail.

- Bill Cronin, a 19-year veteran, heads our National Account Sales Division and brings valuable experience and knowledge from the rental operations. Bill also has responsibility for our manufacturing and distribution operations, two of the most important aspects of our infrastructure, which give us the ability to deliver the best value to our customers.

- Dave Pollak, an 11-year executive, oversees our First Aid and Safety Division. Dave was instrumental in leading us into this relatively new business, which has allowed us to be a more valuable resource to our customers. Dave's division added some important services this year, which will stimulate continued future growth.



Linh and Tram Tran, and Scott D. Farmer, President and Chief Executive Officer.

Linh and Tram Tran, shown here with Scott Farmer, are partner success stories at Cintas. Tram began working at Cintas when her family came to the U.S. from Vietnam 11 years ago. Over the years, Tram has helped put her many brothers and sisters through college. Tram's younger brother, Linh, was recently hired by Cintas as a Chemical Engineer in the Research and Development Department. Cintas is fortunate to have the Tran family as partners.

These executives represent just a few of our strong Cintas team. They work hand-in-hand with thousands of motivated partners who also understand and embrace the Cintas spirit, the principal objective and the vision to continue Cintas' successful track record.

Our spirit is the difference. It has been for 34 years, and it will continue to be the difference as we look ahead to a future of growth, opportunity and long-term value.

Thank you for your interest and support.

Sincerely,

Scott D. Farmer
President and Chief Executive Officer

UNIFORM
RENTAL





Professionalism,

CONFIDENCE AND COMPETENCE

INDUSTRY RESEARCH SHOWS that people feel they receive a higher quality product or service when they buy from, or deal with, people wearing corporate identity uniforms. Cintas' crisp, professional uniforms instill trust and confidence.

ATTRACTIVE AND PRACTICAL UNIFORMS

Cintas is concerned with the appearance as well as the performance of the uniforms we provide. We create uniform programs to meet our customer's exacting specifications – whether their employees are in front of customers or behind the scenes.

QUALITY FABRICS, EXCLUSIVE PRODUCTS

Cintas controls and manages our entire supply chain. Our nationwide network of uniform rental operations and distribution centers is the most advanced in the industry. We manufacture our shirts and pants in-house to ensure that our garments are of the highest quality. Our product development team allows us to continually introduce new product innovations. The comfort of our garments is a direct result of our innovation.

PROGRAM DESIGN

Cintas begins the uniform rental process by assessing our customer's needs and creating a program customized to their business objectives and budget. We make it easy for a company to gain the advantages of uniforms, whether they are a large national company or a small local business.

PERSONAL, RELIABLE SERVICE

Cintas takes care of all of the administrative and maintenance details of the uniform rental program. This includes regularly scheduled pick-up and delivery, laundering soiled uniforms, and repairing and replacing them as needed. From adding uniforms for new employees to making sure each uniform is in top condition, we handle every detail of the uniform program.


om Wheels

Real presence is powerful

UNIFORM
SALES

Perception
IS REALITY





SOME OF THE BIGGEST names in the hospitality, transportation and entertainment industries depend on Cintas to provide uniforms that capture the essence of their business.

FASHION BLENDED WITH FUNCTION

The award-winning design team at Cintas develops garments with just the right cut, just the right style and just the right image. We provide professional uniforms across a broad spectrum of occupations and industries – from the airline mechanic to the pilot, the hotel housekeeping staff to the front desk personnel and everyone in between. We can deliver the look a customer wants – whether it is sleek and professional, fun and fanciful or class all the way.

PROVEN SOLUTIONS

Businesses know that they can rely on Cintas to design, manufacture and inventory their uniforms, and then quickly distribute them when new employees are hired or replacement garments are needed. Controlling the manufacturing of our uniforms ensures the highest standards of quality.

OUTSTANDING SERVICE

Cintas has the largest variety of in-stock inventory of any company in our industry. On the other hand, if a customer chooses, our skilled designers will create a unique design and the perfect uniform just for them.



Image is everything

FACILITY SERVICES





Providing

A SAFER, CLEANER ENVIRONMENT

FIRST IMPRESSIONS are lasting ones. Customers form opinions the moment that they walk into a business, step onto a welcome mat or enter a restroom. Cintas entrance mat and restroom services help ensure a cleaner, safer and more pleasant environment for employees and customers alike.

ROLL OUT THE WELCOME MAT WITH A SMILE

Cintas entrance mat services enhance both the cleanliness and appearance of a business. By delivering and placing clean and professional looking mats throughout a facility each week, Cintas helps to protect floors, employees and customers. In addition to entrance mats, Cintas offers a variety of matting systems to accommodate all types of work environments.

CLEANLINESS MADE EASY

Cintas restroom services free companies from the often neglected task of replenishing restroom supplies such as hand soap, paper products and air fresheners. We develop programs that will work for our customers so their customers and employees will never be inconvenienced again by a lack of restroom supplies.

FULL SERVICE PROVIDER

Our customers pay a flat rate each week and we supply the mats and restroom supplies. We handle all the details so our customers don't have to.


Robert

First impressions count

FIRST AID
& SAFETY
SERVICES





Caring

FOR THE MOST IMPORTANT ASSET OF YOUR BUSINESS-YOUR PEOPLE

WE MAKE IT OUR BUSINESS to know our customer's business. Our dedicated professionals will design an affordable program that meets a company's needs and makes their workplace safer and more prepared.

A FULL LINE OF PRODUCTS BACKED BY SERVICE AND EXPERTISE

Providing employees with a safe workplace and a quick response to first aid needs is a top priority for any business. It is also a complex and time intensive responsibility. Cintas can help by delivering a complete line of first aid and safety products and services. Cintas First Aid and Safety provides:

- Regularly scheduled on-site service by certified professionals trained on the latest first aid and safety products and services
- A comprehensive line of innovative first aid and safety products from pain relievers to defibrillators, from back injury prevention to emergency oxygen
- Certified instructors available for training employees on CPR, OSHA compliance and defibrillator usage
- Computerized invoices, account histories and safety training tracking to help companies manage and control all aspects of personnel safety


CINTAS
CINTAS
CARLA

Safety comes first

CLEANROOM





Safeguarding

A CONTROLLED WORK ENVIRONMENT

QUALITY ASSURANCE is a necessity in cleanroom environments. Precision operations require precision resources, and Cintas is a precision partner. Many leading high-tech and pharmaceutical companies put their trust in Cintas Cleanroom Resources.

UPHOLDING IMPECCABLE STANDARDS

As the first national cleanroom apparel service company to achieve ISO registration, Cintas Cleanroom Resources is committed to the impeccable standards of quality inherent in the cleanroom industry. Cintas has a tightly controlled process that ensures that we meet impeccable standards. It includes:

- An ultra-pure laundry process that is computer regulated
- A bar-coded inventory management system
- On-site microbiology quality-control labs
- Advanced garment repair technology

ONE SOURCE FOR ALL A CUSTOMER'S CLEANROOM NEEDS

Professionals in industries such as microelectronics, medical devices, pharmaceuticals and biotechnology depend on Cintas to provide critical supplies, equipment and apparel promptly and reliably. We stock a wide variety of products, including recent innovations such as the first anti-fatigue mat approved for use in a cleanroom environment. Our team has many years of experience in managing and distributing cleanroom products and services.



Attention to details

FLAME RESISTANT CLOTHING





Blending Safety,

COMFORT, DURABILITY - FOR PEACE OF MIND

FRONT-LINE WORKERS in utilities, foundries, refineries and chemical manufacturing plants, along with those who work on electrical equipment need their uniforms to do more than just enhance their appearance. They need them to offer protection, and Cintas flame resistant uniforms deliver.

A TEAM OF EXPERTS

Cintas flame resistant uniforms meet the unique safety demands placed upon them. Our goal is to protect workers from injuries due to flash fires, electric arc and molten splash while still providing the comfort and flexibility they deserve.

We have a knowledgeable and fully-engaged team of professionals who place us on the forefront of safety legislation and standards. We put our expertise to work by helping companies stay ahead of evolving needs and by leveraging strong supply-chain relationships to provide the best value.

SELECT A PROGRAM THAT SUITS

Comfort, durability and safety are the hallmarks of our uniforms and we work hand-in-hand to assess needs, provide options and design a flexible uniform program that meets or exceeds standards. Cintas has a variety of programs available. We will also customize a program designed especially for our customers.


G.B. CONSTRUC
G.B. CONSTRUC

Outfitted for protection

Serving the Needs of North America



- ◆ 214 Uniform Rental Operations
- ◇ 24 Uniform Rental/First Aid Operations
- ◈ 33 First Aid Business Centers
- ◇ 11 Cleanroom Facilities
- ◇ 14 Garment Manufacturing Plants
- ◇ 7 Distribution Centers

PARTNER SUCCESS STORIES

Living the Spirit of CINTAS

Dedication, perseverance and accomplishment are seen every day at Cintas. So are the opportunities that accompany those traits. We have thousands of partners (we call each other "partner" at Cintas) who live the spirit of Cintas by continually exceeding expectations. Their great performance deserves great opportunity, and they seize it, time and time again. We are highlighting several dozen of these partners in this report — partners who began their Cintas careers in entry-level jobs and have steadily increased their level of contribution and responsibility. These are just a few of the hundreds of similar stories of human spirit and accomplishment by ordinary people doing extraordinary things at Cintas. We salute these featured partners and all of the partners who have built Cintas into a company that consistently delivers long-term value.

CINTAS CORPORATION



Michael Riggs

Michael brings spirit and dedication to everything he does. Michael attributes his success at Cintas to the excellent opportunity he has been given and to the fact that he loves his job and is passionate about doing it well. As an example, a few years ago, while Michael was servicing a customer, panic broke out as an employee experienced sudden cardiac arrest. Michael rushed to the scene, performed CPR on the victim, and saved her life!

6 years of service. First position/Service Sales Representative.
Current position/National Account Manager.



Shannon Thompson

As a service sales representative, Shannon leaves no stone unturned when serving her customers. She will always find a way to exceed their expectations. Shannon truly cares about her customers and it shows. She says, "I love my customers and my fellow Cintas partners. I have worked very hard to be able to take advantage of the many opportunities for personal and professional growth at Cintas."

2 years of service. First position/New Accounts Coordinator.
Current position/Service Sales Representative.

Mor Ba



Mor's partners appreciate that he has walked in their shoes. He started as a fabric spreader too, and they know he has what it takes to help them succeed. Mor feels that he has always been given the opportunity to learn and perform as many functions as he could at Cintas. He also says, "Management has always demonstrated how important I am by listening to me, challenging me, and showing appreciation of my efforts."

5 years of service. First position/Cutting Center Fabric Spreader.
Current position/Production Manager.

Jerry Matherne



Looking back over 21 years, Jerry says that the word "opportunity" sums up the main reason for his success at Cintas. Opportunity has served as both a challenge and a reward, and Jerry has seized it every time. He says, "I strive to perform consistently at high levels and in return, all Cintas has ever done is give me more opportunities. What more can anyone ask of his company?"

21 years of service. First position/Service Sales Representative.
Current position/Assistant General Manager.



Kevin Scheib

Kevin has the ability to focus on getting work done while still building relationships with partners and helping them to see how much their contributions matter. Kevin says, "I work in a team environment. My partners support me in my responsibilities as much as I support each one of them in theirs. We are unified in spirit. I have been honored to be part of a great group of people."

2 years of service. First position/Service Sales Representative.
Current position/Plant Manager.



Randy Galvin

Randy is the living definition of competitive urgency. If something needs to be done right, people get Randy involved. Randy credits his success to all of his managers and mentors who have helped in his development and took an interest in seeing him be successful.

6 years of service. First position/Service Sales Representative.
Current position/Service Manager.



Jason Schulz

From his first position as a truck loader, Jason credits his success to the great leaders and mentors who have worked with him and taught him. He says, "I think Cintas is a truly special place to work. We have so many great partners at our company. They all bring something unique to the table and I try to learn something from every partner I meet."

7 years of service. First position/Truck Loader/Unloader.
Current position/General Manager.



Della LeMasurier

Della does not know the meaning of the word "quit" and she is always striving to help others succeed. Della feels that she could not ask for a better team of partners than those she works with at her operation. She says, "If it were not for their support and guidance I would not have made it this far."

8 years of service. First position/Garment Sorter.
Current position/Stockroom Supervisor.

Randy Verboon

Randy believes he has been successful because he has had the opportunity to work with some of the finest people he ever met, all working toward the same goal. Randy says, "Cintas has and does provide opportunity to every partner. I simply capitalized on those opportunities. I took the best practices from all over our company and learned from them. How could I go wrong learning from one of the best managed companies in the world?"



13 years of service. First position/Service Sales Representative.
Current position/General Manager.

Hasan Momin

Hasan is a great Cintas partner - dedicated to working hard, learning new things, and teaching others. In his current role as production supervisor, Hasan tries to pass along to his partners the same respect and guidance that he received from his managers. He finds that "Every day at Cintas brings new challenges and rewards."



5 years of service. First position/Console Operator/Autosort.
Current position/Production Supervisor.


Kathy
CINTAS

Kathy Hunter

Early in her career as a shirt hanger, Kathy expressed an interest in learning and doing more but never dreamed she would be a production supervisor 18 years later. She says, "The opportunities to advance and the great people I've worked with have kept me around and consistently challenged."

18 years of service. First position/Shirt Hanger.
Current position/Production Supervisor.



Steve Kanarek

Steve has a passion for Cintas that is evident to everyone he meets. Steve has had 15 successful years at Cintas because every time he reaches a goal, he sets a higher one. That feeling of positive discontent and a will to consistently improve are the embodiment of the Cintas culture.

15 years of service. First position/Service Sales Representative.
Current position/Facility Services Sales Manager (Winner's Circle).



Nick Pickens

Nick went from a service sales representative to a general manager of a Cintas operation in seven years. He says, "My career path is living proof of the opportunity at Cintas. If you are committed, work hard, and get results within the boundaries of our culture, there is no limit to what you can achieve."

8 years of service. First position/Service Sales Representative.
Current position/General Manager.



Jeff Alsip

Jeff's parents instilled in him a tremendous work ethic. He attributes his success to his dedication along with the support and guidance he received from some outstanding Cintas partners over his 23 years of service. Jeff says, "I have been mentored by the best, which makes Cintas a great place to work."

23 years of service. First position/Stockroom Partner.
Current position/Branch Manager.

Rena Anglin

There are many people who perform their job but Rena lives her job each day. She believes that she has been successful at Cintas because of the help and support she has received from partners at all levels. She says, "I am thankful and feel blessed to have had the opportunity to be a part of Cintas."



21 years of service. First position/Manufacturing-Pattern Maker.
Current position/Assistant Plant Manager.

Evelio Villalobos

If you want to ensure that something will absolutely get done, tell Evelio that it cannot be done. Evelio can build, fix or retrofit anything in the plant. Now on his fourth decade of service, Evelio has never met an impossible challenge he didn't like. He even has a sticker on his truck that says, 'I told you so'!



34 years of service. First position/Parking Lot Sweeper.
Current position/Senior Maintenance Engineer.



John Melrose

From cutter operator to traffic manager, John's rise through the ranks at Cintas speaks of his hard work and desire to excel. John credits his success to determination and going the extra mile for his customers. John also points out, "I am thankful to work for a company that promotes internal partners to management levels."

8 years of service. First position/Gerber Cutter Operator.
Current position/Traffic Manager.



Brenda Allen

Brenda is a loyal and dedicated Cintas partner with a strong work ethic that she exhibits each and every day. After 19 years of service, Brenda feels that the honesty and truthfulness that are intrinsic to the culture at Cintas set the framework for her success. Specifically she says, "I strongly agree with Cintas' culture."

19 years of service. First position/Administrative Assistant.
Current position/Human Resources Manager.



Kelly Carpenter

Kelly has a fantastic work ethic and is a great asset to Cintas. Kelly says her success is not as much about herself as it is about the outstanding partners surrounding her. She would like to thank all of the partners who make her job more rewarding and her days more enjoyable.

15 years of service. First position/Stockroom Partner.
Current position/National Account Coordinator.



Terry Boudreaux

Throughout his 29 years of service, Terry has always done the right thing versus the easy thing. He also displays a passion for both his internal and external customers. Terry credits his success to the good supervisors for whom he has worked over the years. He says they have allowed him to try different things and to learn from his mistakes.

29 years of service. First position/Service Sales Representative.
Current position/Plant Manager.

Dan Manzo

Dan treats his partners as he would want to be treated, with fairness, consistency, and plenty of opportunity to grow. Dan says, "I work with a great team of partners who motivate me each day to give my best. Every day with Cintas is an opportunity to learn, which allows me to grow both personally and professionally."



22 years of service. First position/Stockroom Partner.
Current position/Production Supervisor.

Mike Dudczyk

Over the course of 16 years, Mike has gone from a service sales representative to a general manager. He feels that he has been so successful because Cintas is made up of partners who want to succeed, constantly challenge each other, bring out the best in each other, and are always eager to help when needed. He says, "Cintas is a great place to work. It is a family not just a company!"



16 years of service. First position/Service Sales Representative.
Current position/General Manager.



Brad Feldtz

Brad believes that, at Cintas, hard work and dedication are the main ingredients in success. He says that the best part about working for Cintas is the partners. From the beginning of his career 17 years ago, he remembers being impressed with the dedication and professionalism of Cintas partners and knew then that this was the place for him.

17 years of service. First position/Service Sales Representative.
Current position/Assistant General Manager.



Ivano Favretto

Ivano exemplifies the Cintas culture and the spirit we all share. Ivano credits his rise from shuttle driver to production supervisor to hard work and dedication. Ivano is committed and passionate about Cintas, his work, and the partners around him. People really do make the difference.

7 years of service. First position/Shuttle Driver.
Current position/Production Supervisor.



Elmer Iraheta

When Elmer emigrated from El Salvador to the United States, he wanted to develop himself and help others. He says, "The Cintas culture and our partners have provided an ideal setting to accomplish my goals." Elmer is an exceptional coach and motivates his team, allowing them to see the vision, follow him, and have fun while they are at it!

4 years of service. First position/Service Sales Representative.
Current position/Service Training Coordinator.



Bobbie Guercio

From her first role as a shop towel folder, and throughout her career, Bobbie has always been the kind of partner every manager wants. Everyone in her operation sees Bobbie as the "go-to" person. Bobbie believes that she has always been given the opportunity to prove herself and has always received the support and confidence of her managers and fellow partners at Cintas.

13 years of service. First position/Shop Towel Folder.
Current position/Office Manager.

Tim Dooley

Tim's brother Chris read about Cintas' exciting growth and advised him to get his resume to the company quickly. Tim followed a Cintas truck back to the plant and the rest is history! Through his years with the company, Tim has surrounded himself with great mentors and learned all he can from them.



9 years of service. First position/Service Sales Representative.
Current position/General Manager.

Tony DaSilva

As evidenced by his rise from a truck loader/unloader to one of Cintas' best sales representatives, Tony takes on every task with a sense of ownership and pride. Tony believes in Cintas and the principles and products he represents. He says, "The skills and training I have gained, along with great partners, make Cintas an excellent place to work."



6 years of service. First position/Truck Loader/Unloader.
Current position/Facility Services Sales Representative (Winner's Circle).



Bob Ferraro

When Bob came to Cintas in 1984, he was simply looking for a job that would give him full time work with the flexibility to finish his undergraduate degree. Within months, he realized that he had discovered an unbelievable career opportunity in what he calls a "fast-paced, growth-oriented company that rewards its employees for performance." Bob claims at that point he knew he was onto something great!

18 years of service. First position/Service Sales Representative.
Current position/General Manager.



John Kooyman

Through each of his 11 years of service, John has given 110 percent. He treats all partners with equal respect. John, in turn, credits his success to his partners' hard work and dedication. John says of his experience at Cintas, "Those that start at the bottom can work their way to the top. Opportunity is always knocking at Cintas."

11 years of service. First position/Order Auditor-Packing Department.
Current position/Production Manager.



Danny Kelly

Danny started with a company Cintas acquired and progressed through the ranks of production. When Cintas bought Danny's company, his leadership ability was quickly recognized and he was promoted several more times. Danny credits his success to the great partners surrounding him. He says, "When you are as fortunate as I am to work with great partners, it is not hard to achieve your goals."

22 years of service. First position/Shop Towel Counter.
Current position/Plant Manager.



Stephanie Hafl

Stephanie has determination and drive and consistently leads by example. She fosters excellence in her partners. As a successful plant manager, Stephanie feels that work is a definite team endeavor and wants everyone on her team to succeed. She does what it takes to help partners reach their goals.

5 years of service. First position/Quality Facilitator.
Current position/Plant Manager.

Stephen Walker

Stephen is a tremendous asset to Cintas. Over his 13 years with the company, he has always been a partner that could be counted on to get the job done. Stephen says, "There is no way for me to have come this far without the support of my front-line partners and Cintas management. This support has been invaluable and I greatly appreciate it. My family and I have been very blessed with the opportunity to grow with a great company like Cintas."



13 years of service. First position/Service Sales Representative.
Current position/Plant Manager.

Ken Greenfield

Ken started with Cintas as a 16-year-old kid washing trucks. In his years of service, he has absorbed the skills and knowledge necessary to become the best at each position he held. Ken calls Cintas a great company and says, "Cintas has provided me with exceptional training and support in every job I have held." He feels he works with exceptional partners who achieve great things every day.



16 years of service. First position/Truck Washer.
Current position/Plant Manager/Assistant General Manager.



Scott Bryk

Scott is the consummate team player and a loyal and dedicated partner. When he walked in the door 11 years ago as a wash room partner, Scott wanted to start a career with a solid company. "Cintas has been that company," he says. "I have enjoyed working here in all of the positions that I have held."

11 years of service. First position/Wash Room Partner.
Current position/Service Manager.



Cheryn Swallow

Cheryn attributes her success at Cintas to her willingness to work hard in an environment that has continually provided her with opportunities for more responsibility, greater challenges, growth, and learning. She has eagerly seized those opportunities and has earned the trust and respect of her partners.

21 years of service. First position/Secretary.
Current position/Director of Contracts and Pricing.



Tim Stoviak

Over the course of 15 years, Tim's understanding of and ability to exceed what is expected of him have resulted in his rise to service manager. He has developed a team of long-term, loyal service sales representatives who enjoy their positions and the challenges that come with continuous success.

15 years of service. First position/Truck Loader/Unloader.
Current position/Service Manager.



Charlotte Wolff

As stockroom manager, Charlotte feels that without her partners, she could not have been successful. They work as a team and everyone's input is important and contributes to the success of the department. Speaking of her 35 years of service, Charlotte says, "I have always had the support and encouragement of my managers."

35 years of service. First position/Shop Towel Folder.
Current position/Stockroom Manager (Beacon Award Winner).

Jeff Lindholm

Jeff began his career at Cintas 14 years ago working part time while attending college. Jeff believes that the number of different positions he has held over the years at Cintas has played a role in his success. He says, "Each job that I have had has allowed me to see more clearly how the various departments relate to and rely on each other."



14 years of service. First position/Waste Water Operator.
Current position/Regional Service Director.

Stan Robaszek

Stan has always had a positive perspective and a "can-do" attitude that is contagious. Stan says, "I have been privileged to work with great mentors over the years who have shared their knowledge and given me the tools to expand my skills. Now, I am honored to be in a position where I can share that information with other partners and help bring out the best in them."



9 years of service. First position/Stockroom Partner.
Current position/Service Manager.



Kathy Blazina

Kathy began her career as a shirt presser in 1967 and today runs a plant with over 200 partners, whom she credits for her success. Kathy feels that learning with her partners helps her grow as a manager. Also key is her willingness to embrace change. Specifically Kathy says, "When the day comes that I can no longer see things around me that I can improve and change for the better, then it is time to step down."

36 years of service. First position/Shirt Presser.
Current position/Plant Manager.

Thanks to *all* our partners for the contributions they have made to Cintas.

Eleven Year Financial Summary

(In thousands except per share and percentage data)

Years Ended May 31	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	10-Year Compd Growth
Revenue	$711,663	803,009	929,534	1,103,492	1,261,899	1,476,945	1,751,568	1,901,991	2,160,700	2,271,052	2,686,585	14.2%[3]
Net Income	$ 54,956	67,141	85,413	98,956	118,557	133,654	138,939	193,387	222,451	234,251	249,253	16.3%
Pro Forma Net Income [1]	$ 53,374	64,459	80,752	94,151	112,763	128,704	138,939	193,387	222,451	234,251	249,253	16.7%
Basic EPS	$ 0.36	0.44	0.55	0.64	0.75	0.83	0.84	1.16	1.32	1.38	1.46	15.0%
Diluted EPS	$ 0.35	0.43	0.55	0.63	0.75	0.82	0.82	1.14	1.30	1.36	1.45	15.3%
Pro Forma Basic EPS [1]	$ 0.35	0.42	0.52	0.61	0.72	0.80	0.84	1.16	1.32	1.38	1.46	15.4%
Pro Forma Diluted EPS [1]	$ 0.35	0.41	0.51	0.60	0.71	0.79	0.82	1.14	1.30	1.36	1.45	15.3%
Dividends Per Share	$ 0.05	0.06	0.07	0.09	0.10	0.12	0.15	0.19	0.22	0.25	0.27	18.4%
Total Assets	$634,197	700,872	816,508	996,046	1,101,182	1,305,400	1,407,818	1,581,342	1,752,224	2,519,234	2,582,946	15.1%
Shareholders' Equity	$324,562	409,053	481,654	553,701	650,603	756,795	871,423	1,042,876	1,231,315	1,423,759	1,646,332	17.6%
Return on Average Equity	17.8%	17.6%	18.1%	18.2%	18.7%	18.8%[2]	20.1%[2]	20.2%	19.6%	17.6%	16.2%	
Long-Term Debt	$158,311	132,929	164,332	237,550	227,799	307,633	283,581	254,378	220,940	703,250	534,763	

Note: Results prior to March 24, 1999, have been restated to include Unitog Company.
Results prior to April 8, 1998, have also been restated to include Uniforms To You Companies.

(1) Results for 1998 and prior years were adjusted on a pro forma basis to reflect the true tax impact of Uniforms To You as if it had been reported as a C Corporation prior to the merger with Cintas.

(2) Return on average equity before one-time items.

(3) Represents the 10-year compound annual growth rate based on revenue as restated for pooling of interests transactions noted above. Please refer to the graph below for the 10-year compound annual growth rates in revenue based on financial data, as originally reported by Cintas Corporation, before restatement for pooling of interests transactions.

10-Year Compound Growth - Revenue
(in percent)



Average
25.0
20.0
15.0
10.0
5.0
0
20.2
19.0
19.4
17.8
19.3
21.8
20.9
21.0
18.9
19.5
94
95
96
97
98
99
00
01
02
03

(Source: Based on financial data as originally reported by Cintas Corporation before restatement for pooling of interests transactions.)

Each bar represents the compound annual growth rate for the 10 years ended, for each year presented. For example, the compound annual growth rate for the 10 years ended May 31, 2003, is 19.5%.

Consolidated Statements of Income

(In thousands except per share data)

Years Ended May 31	2003	2002	2001
Revenue:			
Rentals	$2,101,785	$1,753,368	$1,610,606
Other services	584,800	517,684	550,094
	2,686,585	2,271,052	2,160,700
Costs and expenses (income):			
Cost of rentals	1,173,666	953,352	896,539
Cost of other services	393,711	360,330	367,894
Selling and administrative expenses	695,437	580,469	529,063
Interest income	(2,905)	(5,636)	(4,369)
Interest expense	30,917	10,952	15,119
	2,290,826	1,899,467	1,804,246
Income before income taxes	395,759	371,585	356,454
Income taxes	146,506	137,334	134,003
Net income	$ 249,253	$ 234,251	$ 222,451
Basic earnings per share	$ 1.46	$ 1.38	$ 1.32
Diluted earnings per share	$ 1.45	$ 1.36	$ 1.30
Dividends declared and paid per share	$ .27	$ .25	$ .22

See accompanying notes.

Consolidated Balance Sheets

(In thousands except share data)

As of May 31	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 32,239	$ 40,628
Marketable securities	25,420	44,458
Accounts receivable, principally trade, less allowance of $7,737 and $9,229, respectively	278,147	283,234
Inventories	228,410	193,821
Uniforms and other rental items in service	305,721	280,936
Prepaid expenses	7,607	10,173
Total current assets	877,544	853,250
Property and equipment, at cost, net	777,432	778,402
Goodwill	721,855	678,598
Service contracts	144,899	158,529
Other assets	61,216	50,455
	$2,582,946	$2,519,234
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 53,909	$ 60,393
Accrued compensation and related liabilities	25,252	29,004
Accrued liabilities	127,882	131,705
Income taxes:		
Current	16,527	11,791
Deferred	53,018	61,372
Long-term debt due within one year	28,251	18,369
Total current liabilities	304,839	312,634
Long-term debt due after one year	534,763	703,250
Deferred income taxes	97,012	79,591
Shareholders' equity:		
Preferred stock, no par value:		
100,000 shares authorized, none outstanding	—	—
Common stock, no par value:		
425,000,000 shares authorized, 170,599,993 and 169,930,290 shares issued and outstanding, respectively	76,124	66,508
Retained earnings	1,568,071	1,365,136
Other accumulated comprehensive income (loss):		
Foreign currency translation	4,427	(4,863)
Unrealized loss on derivatives	(2,290)	(3,022)
Total shareholders' equity	1,646,332	1,423,759
	$2,582,946	$2,519,234

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common Stock		Retained	Other Accumulated Comprehensive	Total Shareholders'
	Shares	Amount	Earnings	Income (Loss)	Equity
Balance at May 31, 2000	168,282	$ 54,738	$ 992,450	$(4,312)	$1,042,876
Net income	—	—	222,451	—	222,451
Equity adjustment for foreign currency translation	—	—	—	(1,112)	(1,112)
Comprehensive income					221,339
Dividends	—	—	(37,173)	—	(37,173)
Effects of acquisitions	459	(11)	(3,398)	—	(3,409)
Stock options exercised net of shares surrendered	630	5,992	—	—	5,992
Tax benefit resulting from exercise of employee stock options	—	1,690	—	—	1,690
Balance at May 31, 2001	169,371	62,409	1,174,330	(5,424)	1,231,315
Cumulative effect of accounting change for SFAS 133, net of tax	—	—	—	(44)	(44)
Net income	—	—	234,251	—	234,251
Equity adjustment for foreign currency translation	—	—	—	561	561
Change in fair value of derivatives	—	—	—	(2,978)	(2,978)
Comprehensive income					231,834
Dividends	—	—	(42,454)	—	(42,454)
Effects of acquisitions	137	—	(991)	—	(991)
Stock options exercised net of shares surrendered	422	3,247	—	—	3,247
Tax benefit resulting from exercise of employee stock options	—	852	—	—	852
Balance at May 31, 2002	169,930	66,508	1,365,136	(7,885)	1,423,759
Net income	—	—	249,253	—	249,253
Equity adjustment for foreign currency translation	—	—	—	9,290	9,290
Change in fair value of derivatives	—	—	—	732	732
Comprehensive income					259,275
Dividends	—	—	(46,003)	—	(46,003)
Effects of acquisitions	—	2,800	(315)	—	2,485
Stock options exercised net of shares surrendered	670	5,699	—	—	5,699
Tax benefit resulting from exercise of employee stock options	—	1,117	—	—	1,117
Balance at May 31, 2003	170,600	$ 76,124	$1,568,071	$ 2,137	$1,646,332

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)

Years Ended May 31	2003	2002	2001
Cash flows from operating activities:			
Net income	$249,253	$234,251	$222,451
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	115,320	101,215	90,239
Amortization of deferred charges	27,741	18,810	21,850
Deferred income taxes	7,648	20,629	8,459
Change in current assets and liabilities, net of acquisitions of businesses:			
Accounts receivable	4,044	3,162	(16,486)
Inventories	(35,638)	31,731	(48,693)
Uniforms and other rental items in service	(24,781)	(27,257)	(28,471)
Prepaid expenses	2,597	1,330	(1,160)
Accounts payable	(6,648)	3,345	(10,107)
Accrued compensation and related liabilities	(3,734)	(12,696)	6,666
Accrued liabilities	(9,851)	4,534	(4,011)
Income taxes payable	4,736	(1,621)	6,221
Net cash provided by operating activities	330,687	377,433	246,958
Cash flows from investing activities:			
Capital expenditures	(115,019)	(107,284)	(147,444)
Proceeds from sale or redemption of marketable securities	23,790	157,419	61,609
Purchase of marketable securities	(4,752)	(165,372)	(40,474)
Acquisitions of businesses, net of cash acquired	(37,173)	(732,227)	(30,535)
Proceeds from divestiture of certain facilities	—	—	1,400
Other	(3,068)	(1,882)	(5,965)
Net cash used in investing activities	(136,222)	(849,346)	(161,409)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	—	640,245	230
Repayment of long-term debt	(172,891)	(160,612)	(33,634)
Stock options exercised	5,699	3,247	5,992
Dividends paid	(46,003)	(42,454)	(37,173)
Other	10,341	(1,609)	578
Net cash (used in) provided by financing activities	(202,854)	438,817	(64,007)
Net (decrease) increase in cash and cash equivalents	(8,389)	(33,096)	21,542
Cash and cash equivalents at beginning of year	40,628	73,724	52,182
Cash and cash equivalents at end of year	$ 32,239	$ 40,628	$ 73,724

See accompanying notes.

Notes to Consolidated Financial Statements

(Amounts in thousands except per share and share data)

1. SIGNIFICANT ACCOUNTING POLICIES

Business description. Cintas Corporation (Cintas) provides highly specialized services to businesses of all types throughout North America. Cintas designs, manufactures, and implements corporate identity uniform programs, provides entrance mats, restroom supplies, promotional products, and first aid and safety products for over 500,000 businesses.

Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents, along with other items, to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to its customers, as well as the sale of ancillary services including hygiene supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types - from small service and manufacturing companies to major corporations that employ thousands of people.

Principles of consolidation. The consolidated financial statements include the accounts of Cintas and its subsidiaries. Intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Financial results could differ from those estimates.

Cash and cash equivalents. Cintas considers all highly liquid investments with a maturity of three months or less, at date of purchase, to be cash equivalents.

Marketable securities. All marketable securities are comprised of debt securities and classified as available-for-sale. The majority of these debt securities are obligations of state and political subdivisions.

Accounts receivable. Accounts receivable are comprised of amounts owed through product shipments and are presented net of an allowance for uncollectible accounts. This allowance is an estimate based on historical rates of collectibility. An uncollectible accounts provision is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rentals and Other Services segments because of differences in customers served and the nature of each business segment.

Inventories. Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods.

Uniforms and other rental items in service. These items are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant garments) are amortized over their useful life of eighteen months. Other rental items including shop towels, mats, cleanroom garments, flame resistant garments, linens and hygiene dispensers are amortized over their useful lives of eight to forty-eight months.

Property and equipment. Depreciation is calculated using the straight-line method primarily over the following estimated useful lives, in years:

Buildings	30 to 40
Building improvements	5 to 20
Equipment	3 to 10
Leasehold improvements	2 to 5

Long-lived assets. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Goodwill. As of June 1, 2001, Cintas adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets,* which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the balance sheet, and no longer be amortized, but tested for impairment on a periodic basis. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle.

Cintas completed the transitional goodwill impairment test for the year ended May 31, 2002, and the annual goodwill impairment test for the years ended May 31, 2003 and 2002, as required by SFAS 142. Based on the results of the impairment tests, Cintas was not required to recognize an impairment of goodwill. Cintas will continue to perform future impairment tests as required by SFAS 142 as of March 1 of each year.

Service contracts and other assets. Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through the acquisition of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally five to ten years.

Accrued liabilities. Accrued liabilities consist primarily of insurance, medical and profit sharing obligations and legal and environmental contingencies. These are recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated.

Stock options. Cintas applies the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no compensation expense has been reflected in the financial statements as the exercise price of options granted to employees is equal to the fair market value of Cintas' common stock on the date of grant. Cintas has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock Based Compensation*.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148 (SFAS 148), *Accounting for Stock-Based Compensation – Transition and Disclosure*. This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Cintas continues to apply Accounting Principles Board Opinion No. 25 for the method used to account for stock-based employee compensation arrangements, where applicable, but has adopted the disclosure requirements of SFAS 148.

For purposes of pro forma disclosure, the estimated fair value of Cintas' stock options is amortized to expense over the options' vesting period. Cintas' pro forma information is as follows:

	2003	2002	2001
Net income, as reported	$249,253	$234,251	$222,451
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,786)	(4,785)	(3,786)
Pro forma net income	$245,467	$229,466	$218,665
Earnings per share:			
Basic – as reported	$ 1.46	$ 1.38	$ 1.32
Basic – pro forma	$ 1.44	$ 1.35	$ 1.30
Diluted – as reported	$ 1.45	$ 1.36	$ 1.30
Diluted – pro forma	$ 1.43	$ 1.33	$ 1.27

The effects of providing pro forma disclosure are not representative of earnings to be reported for future years.

Derivatives and hedging activities. Effective June 1, 2001, Cintas adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivatives and Hedging Activities*, as amended. This standard requires the recognition of all derivatives on the balance sheet at fair value and recognition of the resulting gains or losses as adjustments to earnings or other comprehensive income. The adoption of this new standard resulted in a cumulative effect of change in accounting principle of $44 recorded in other comprehensive loss to reflect the interest rate swaps described in Note 5.

Cintas formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. Cintas' hedging activities are transacted only with highly-rated institutions, reducing the exposure to credit risk in the event of nonperformance.

Cintas uses derivatives for both cash flow hedging and fair value hedging purposes. For derivative instruments that hedge the exposure of variability in short-term interest rates, designated as cash flow hedges, the effective portion of the net gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For the ineffective portion of the hedge, gains or losses are charged to earnings in the current period. For derivative instruments that hedge the exposure to changes in the fair value of certain fixed rate debt, designated as fair value hedges, the effective portion of the net gain or loss on the derivative instrument, as well as the offsetting gain or loss on the fixed rate debt attributable to the hedged risk, are recorded in current period earnings.

Cintas uses interest rate swap and lock agreements as hedges against variability in short-term interest rates. These agreements effectively convert a portion of the floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. Cintas uses the Hypothetical Derivative Method for assessing the effectiveness of these swaps. The effectiveness of these swaps is reviewed at least every fiscal quarter. Cintas will also periodically use reverse interest rate swap agreements to convert a portion of fixed rate debt to a floating rate basis, thus hedging for changes in the fair value of the fixed rate debt being hedged. Cintas has determined that the interest rate swap agreement referenced in Note 5, designated as a fair value hedge, qualifies for treatment under the short-cut method of measuring effectiveness. Under the provisions of SFAS 133, this hedge is determined to be perfectly effective and there is no requirement to periodically evaluate effectiveness.

Revenue recognition. Rental revenue is recognized when services are performed and other services revenue is recognized when products are shipped and the title and risks of ownership pass to the customer. Cintas also establishes an estimate of allowances for uncollectible accounts when revenue is recorded.

Fair value of financial instruments. The following methods and assumptions were used by Cintas in estimating the fair value of financial instruments:

Cash and cash equivalents. The amounts reported approximate market value.

Marketable securities. The amounts reported are at cost, which approximates market value. Market values are based on quoted market prices.

Long-term debt. The amounts reported are at a carrying value which approximates market value. Market values are determined using similar debt instruments currently available to Cintas that are consistent with the terms, interest rates and maturities.

Reclassification. Certain prior year amounts have been reclassified to conform with current year presentation.

Other accounting pronouncements. In November 2002, the FASB issued Financial Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of this Interpretation were applied to guarantees issued or modified after December 31, 2002. Cintas adopted Financial Interpretation No. 45 on January 1, 2003, and it did not have a material effect on the financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.* The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Cintas is evaluating the effects of Financial Interpretation No. 46 and will adopt this Interpretation on July 1, 2003. The adoption of this Interpretation is not expected to have a material effect on the financial statements.

2. MARKETABLE SECURITIES

All marketable securities are comprised of debt securities and classified as available-for-sale. Realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in interest income. The cost of the securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income.

The following is a summary of marketable securities:

	2003		2002	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Obligations of state and political subdivisions	$23,632	$23,984	$41,447	$41,540
U.S. Treasury securities and obligations of U.S. government agencies	283	290	881	851
Other debt securities	1,505	1,509	2,130	2,130
	$25,420	$25,783	$44,458	$44,521

The gross realized gains on sales of available-for-sale securities totaled $105, $585 and $64 for the years ended May 31, 2003, 2002 and 2001, and the gross realized losses totaled $10, $95 and $21, respectively. Net unrealized gains are $363 and $63 at May 31, 2003 and 2002, respectively.

The cost and estimated fair value of debt securities at May 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$15,938	$16,116
Due after one year through three years	9,197	9,378
Due after three years	285	289
	$25,420	$25,783

3. PROPERTY AND EQUIPMENT

	2003	2002
Land	$ 65,878	$ 64,823
Buildings and improvements	401,860	388,695
Equipment	718,890	674,969
Leasehold improvements	9,808	10,653
Construction in progress	61,728	72,523
	1,258,164	1,211,663
Less: accumulated depreciation	480,732	433,261
	$ 777,432	$ 778,402

4. GOODWILL AND OTHER ASSETS

As of June 1, 2001, Cintas adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets*, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the balance sheet, and no longer be amortized, but tested for impairment on a periodic basis. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle.

Cintas completed the transitional goodwill impairment test for the year ended May 31, 2002, and the annual goodwill impairment test for the years ended May 31, 2003 and 2002, as required by SFAS 142. Based on the results of the impairment tests, Cintas was not required to recognize an impairment of goodwill. Cintas will continue to perform future impairment tests as required by SFAS 142 as of March 1 of each year.

In accordance with SFAS 142, Cintas discontinued the amortization of goodwill effective June 1, 2001. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, follows:

	2003	2002	2001
Reported net income	$249,253	$234,251	$222,451
Add: goodwill amortization, net of tax	—	—	3,328
Adjusted net income	$249,253	$234,251	$225,779
Reported basic earnings per share	$ 1.46	$ 1.38	$ 1.32
Add: goodwill amortization, net of tax per basic share	—	—	.02
Adjusted basic earnings per share	$ 1.46	$ 1.38	$ 1.34
Reported diluted earnings per share	$ 1.45	$ 1.36	$ 1.30
Add: goodwill amortization, net of tax per diluted share	—	—	.02
Adjusted diluted earnings per share	$ 1.45	$ 1.36	$ 1.32

Changes in the carrying amount of goodwill for the years ended May 31, 2003 and 2002, by operating segment, are as follows:

	Rentals	Other Services	Total
Balance as of June 1, 2001	$110,030	$ 13,723	$123,753
Goodwill acquired during fiscal year 2002	535,415	19,430	554,845
Goodwill acquired during fiscal year 2003	26,510	16,747	43,257
Balance as of May 31, 2003	$671,955	$ 49,900	$721,855

As required by Statement of Financial Accounting Standards No. 141 (SFAS 141), *Business Combinations* (see Note 8), intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified. As a result of Cintas' analysis, no reclassifications to goodwill were required as of June 1, 2001.

Information regarding Cintas' service contracts and other assets follows:

As of May 31, 2003	Carrying Amount	Accumulated Amortization	Net
Service contracts	$232,826	$87,927	$144,899
Noncompete and consulting agreements	$ 55,456	$38,990	$ 16,466
Other	46,401	1,651	44,750
Total	$101,857	$40,641	$ 61,216

As of May 31, 2002	Carrying Amount	Accumulated Amortization	Net
Service contracts	$226,023	$67,494	$158,529
Noncompete and consulting agreements	$ 61,742	$41,792	$ 19,950
Other	31,111	606	30,505
Total	$ 92,853	$42,398	$ 50,455

Amortization expense was $27,741, $18,810 and $21,850 for the years ended May 31, 2003, 2002 and 2001, respectively. Estimated amortization expense, excluding any future acquisitions, for each of the next five years is $25,106, $22,982, $20,357, $19,147 and $16,946, respectively.

5. LONG-TERM DEBT

	2003	2002
Secured and unsecured term notes due through 2003 at an average rate of 9.98%	$ 3,000	$ 5,500
Unsecured term notes due through 2026 at an average rate of 5.41%	496,013	492,697
Unsecured notes due through 2009 at an average rate of 2.96%	54,382	207,272
Industrial development revenue bonds due through 2026 at an average rate of 3.08%	5,701	11,691
Other	3,918	4,459
	563,014	721,619
Less: amounts due within one year	28,251	18,369
	$534,763	$703,250

Debt in the amount of $12,619 is secured by assets with a carrying value of $21,548 at May 31, 2003. Cintas has letters of credit outstanding at May 31, 2003, approximating $33,362. Maturities of long-term debt during each of the next five years are $28,251, $50,775, $7,348, $4,056 and $242,777, respectively.

Interest expense is net of capitalized interest of $186, $594 and $1,468 for the years ended May 31, 2003, 2002 and 2001, respectively. Interest paid, net of amount capitalized, was $20,766, $11,017 and $15,194 for the years ended May 31, 2003, 2002 and 2001, respectively.

Cintas has a commercial paper program supported by a $300 million long-term credit facility. As of May 31, 2003, $40 million in commercial paper was outstanding and is included as part of the unsecured notes due through 2009.

Cintas uses interest rate swap and lock agreements as hedges against variability in short-term interest rates. These agreements effectively convert a portion of floating rate debt to a fixed rate basis. During fiscal 2001, and again in the second quarter of fiscal 2002, Cintas entered into interest rate swap agreements that effectively converted a portion of our floating rate debt to a fixed rate basis for a period of two years. Approximately 85%, or $40 million, of outstanding floating rate debt was designated as the hedged items covered by interest rate swap agreements at May 31, 2003. At May 31, 2003, Cintas had one interest rate swap agreement outstanding. This agreement totals $40 million, expires in September 2003 and allows Cintas to pay an effective interest rate of approximately 4.02%.

Cintas has also entered into a reverse interest rate swap agreement to protect the debt against changes in the fair value due to changes in the benchmark interest rate. The reverse interest rate swap agreement utilized by Cintas effectively modifies Cintas' exposure to interest risk by converting Cintas' fixed rate debt to a floating rate. This agreement involves the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of underlying principal amount. The mark-to-market values of both the fair value hedging instruments and the underlying debt obligations are equal and recorded as offsetting gains and losses in current period earnings. The fair value hedge is 100% effective. The reverse interest rate swap agreement totals $125 million, expires in June 2007 and allows Cintas to receive an effective interest rate of approximately 5.13% and pay an interest rate based on LIBOR.

6. LEASES

Cintas conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from one to ten years. The lease agreements provide for increases in rentals if the options are exercised based on increases in certain price level factors or other prearranged factors. It is anticipated that expiring leases will be renewed or replaced. The minimum rental payments under noncancelable lease arrangements for each of the next five years and thereafter are $15,118, $12,089, $9,807, $7,301, $5,823 and $8,551, respectively. Rent expense under operating leases during the years ended May 31, 2003, 2002 and 2001 was $25,083, $18,377 and $17,063, respectively.

7. INCOME TAXES

	2003	2002	2001
Income taxes consist of the following components:			
Current:			
Federal	$128,198	$105,027	$111,408
State and local	13,136	11,849	14,135
	141,334	116,876	125,543
Deferred	5,172	20,458	8,460
	$146,506	$137,334	$134,003

	2003	2002	2001
Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:			
Income taxes at the U.S. federal statutory rate	$138,515	$129,979	$124,760
State and local income taxes, net of federal benefit	9,160	8,786	9,710
Other	(1,169)	(1,431)	(467)
	$146,506	$137,334	$134,003

The components of deferred income taxes included on the balance sheets are as follows:

	2003	2002
Deferred tax assets:		
Employee benefits	$ 3,891	$ 4,411
Allowance for bad debts	3,159	3,180
Inventory obsolescence	11,969	10,757
Insurance and contingencies	7,841	8,476
Other	10,775	10,727
	37,635	37,551
Deferred tax liabilities:		
In service inventory	90,392	96,843
Property	69,178	53,362
Intangibles	24,709	21,973
Other	3,386	6,336
	187,665	178,514
Net deferred tax liability	$150,030	$140,963

Income taxes paid were $139,794, $120,553 and $112,307 for the years ended May 31, 2003, 2002 and 2001, respectively.

U.S. income taxes of $415, net of foreign tax credits, have not been provided for on a cumulative total of approximately $32,600 of undistributed earnings for certain non-U.S. subsidiaries as of May 31, 2003. Cintas intends to reinvest these earnings indefinitely in operations outside the United States.

8. ACQUISITIONS

SFAS 141 eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Cintas adopted this accounting standard for business combinations initiated after June 30, 2001.

During the years ended May 31, 2003, 2002 and 2001, Cintas completed numerous acquisitions, one of which was significant. On May 13, 2002, Cintas acquired 100% of Omni Services, Inc. (Omni) from Filuxel S.A. for a price of $660,000 (less a $3,000 adjustment for environmental issues and $929 in assumed debt plus a working capital adjustment of $3,055). Omni's operating results for the period from May 13, 2002, through May 31, 2002, have been included in Cintas' year end May 31, 2002, consolidated results. Certain Omni locations and all corporate functions were integrated into existing Cintas operations, allowing Cintas to service the Omni customer base more effectively. The additional customer base also provides additional cross-selling opportunities of other Cintas products.

The total cash paid to acquire Omni was $659,126. The financing of the Omni acquisition is detailed in Note 15. Following is the purchase price allocation for the Omni acquisition:

	Purchase Price Allocation
Assets:	
Current assets	$ 55,015
Property and equipment	59,336
Goodwill	510,951
Other assets	104,157
	$729,459
Liabilities:	
Current liabilities	$ 59,025
Deferred taxes	10,992
Long-term debt due after one year	316
	$ 70,333
Total purchase price	$659,126

At the time of acquisition, management approved a plan to integrate certain Omni facilities into existing Cintas operations. As of May 31, 2003, this integration is essentially complete.

Goodwill of approximately $502 million was recorded at the time of acquisition. During the year ended May 31, 2003, the refinement of original estimates and additional incurred costs provided an increase in goodwill of approximately $9 million:

Goodwill related to Omni as of May 31, 2002	$501,534
Increase asset write-down and lease cancellation cost estimates	4,761
Increase accounts receivable allowance for doubtful accounts	2,283
Establish property tax accruals	1,822
Other	551
Goodwill per final purchase price allocation	$510,951

Included in the purchase price allocation at the time of acquisition was a restructuring charge of approximately $36 million, which included approximately $6 million in severance related costs for corporate and field employees and $30 million in asset write-downs and lease cancellation costs. During the year ended May 31, 2003, severance payments of approximately $4 million were made. The remaining $2 million in the original restructuring charge was eliminated with a resulting reduction to goodwill. All severance costs relating to this restructuring have now occurred and no severance accrual remains as of May 31, 2003. During the year ended May 31, 2003, certain asset disposals were made and lease cancellation costs incurred. These asset disposals and lease cancellation costs totaled approximately $17 million. In addition, the estimate for asset write-downs and lease cancellation charges was refined resulting in an increase in the charge to goodwill of approximately $5 million. An accrual of approximately $4 million for lease cancellation costs remains at May 31, 2003.

The pro forma information presented below assumes that Omni had been acquired at the beginning of fiscal 2001 and includes the effect of intangible amortization and the impact on interest expense due to the significant change in Cintas' capital structure. This is presented for informational purposes only, and is not necessarily indicative of the financial position or financial results which may be attained in the future, including additional synergies that may be achieved.

	2002	2001
Net revenues	$ 2,575,331	$ 2,489,786
Net income	$ 237,966	$ 226,009
Basic earnings per share	$ 1.40	$ 1.34
Diluted earnings per share	$ 1.38	$ 1.32

For all acquisitions accounted for as purchases, including insignificant acquisitions (30 businesses for the year ended May 31, 2003, and 33 businesses for the year ended May 31, 2002), the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. The following summarizes the aggregate purchase price for all businesses acquired, with the exception of Omni:

	2003	2002
Fair value of assets acquired	$40,858	$92,627
Liabilities assumed and incurred	4,168	8,630
Total cash paid for acquisitions	$36,690	$83,997

The results of operations for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information relating to acquired businesses, with the exception of Omni, are not presented because they are not significant.

9. DEFINED CONTRIBUTION PLANS

Cintas' Partners' Plan is a non-contributory profit sharing plan and ESOP for the benefit of substantially all U.S. Cintas employees who have completed one year of service. The plan also includes a 401(k) savings feature covering substantially all employees. The amount of contributions to the profit sharing plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of Cintas. Total contributions, including Cintas' matching contributions, were $20,100, $19,283 and $18,385 for the years ended May 31, 2003, 2002 and 2001, respectively.

Cintas also has a non-contributory deferred profit sharing plan (DPSP), which covers substantially all Canadian employees. In addition, a registered retirement savings plan (RRSP) is offered to those employees. The amount of contributions to the DPSP, as well as the matching contribution to the RRSP, are made at the discretion of Cintas. Total contributions were $860, $786 and $577 for the years ended May 31, 2003, 2002 and 2001, respectively.

As a result of previous mergers and acquisitions, Cintas also sponsored contributory thrift plans covering certain salaried and clerical employees and certain employees subject to collective bargaining agreements. Under the provisions of these thrift plans, employees are permitted to contribute a maximum of 6% of their earnings and Cintas makes matching contributions of 25% to 50%. Employees may make additional unmatched contributions to these plans of up to 9% of their earnings. Cintas' contributions to these thrift plans were $0, $0 and $355 for the years ended May 31, 2003, 2002 and 2001, respectively.

10. EARNINGS PER SHARE

Earnings per share are computed in accordance with Statement of Financial Accounting Standards No. 128, *Earnings per Share*. The basic computations are computed based on the weighted average number of common shares outstanding during each period. The diluted computations reflect the potential dilution that could occur if stock options were exercised into common stock, under certain circumstances, that then would share in the earnings of Cintas.

The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for the respective years:

	2003	2002	2001
Numerator:			
Net income	$249,253	$234,251	$222,451
Denominator:			
Denominator for basic earnings per share – weighted average shares (000's)	170,262	169,713	168,779
Effect of dilutive securities - employee stock options (000's)	1,775	2,531	2,850
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions (000's)	172,037	172,244	171,629
Basic earnings per share	$ 1.46	$ 1.38	$ 1.32
Diluted earnings per share	$ 1.45	$ 1.36	$ 1.30

11. STOCK BASED COMPENSATION

Under the stock option plan adopted by Cintas in fiscal 2000, Cintas may grant officers and key employees incentive stock options and/or non-qualified stock options to purchase an aggregate of 9,000,000 shares of Cintas' common stock. Options are granted at the fair market value of the underlying common stock on the date of grant and generally vest and become exercisable at the rate of 20% per year commencing five years after grant, so long as the holder remains an employee of Cintas.

As part of the Unitog acquisition in March 1999, Cintas retained a non-qualified stock option plan for certain Unitog employees. The exercise price of the options granted under this plan is the fair market value at the date of grant and the options vest ratably over four years and expire ten years after the date of grant. Certain provisions of the plan required immediate vesting and a cash settlement, as opposed to the issuance of common stock, upon termination of the option holders' employment prior to March 24, 2000.

The information presented in the following table relates primarily to stock options granted and outstanding under either the plan adopted in fiscal 2000 or under similar plans:

	Shares	Weighted Average Exercise Price
Outstanding May 31, 2000 (671,391 shares exercisable)	5,938,691	$20.74
Granted	691,500	42.88
Cancelled	(241,175)	30.87
Exercised	(662,823)	11.03
Outstanding May 31, 2001 (555,544 shares exercisable)	5,726,193	24.11
Granted	823,750	47.32
Cancelled	(171,600)	30.64
Exercised	(517,246)	11.93
Outstanding May 31, 2002 (674,595 shares exercisable)	5,861,097	28.31
Granted	1,226,800	40.60
Cancelled	(426,967)	33.77
Exercised	(681,697)	13.60
Outstanding May 31, 2003 (753,916 shares exercisable)	5,979,233	$32.12

The following table summarizes the information related to stock options outstanding at May 31, 2003:

		Outstanding Options		Exercisable Options	
Range of Exercise Prices	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 8.83 – $16.83	1,285,337	2.30	$13.95	517,907	$13.01
17.25 – 33.57	1,693,371	4.92	26.04	219,996	23.07
34.04 – 41.65	1,017,050	8.90	40.66	10,350	36.33
41.76 – 53.19	1,983,475	7.39	44.57	5,663	44.07
$ 8.83 – $53.19	5,979,233	5.85	$32.12	753,916	$16.50

At May 31, 2003, 6,486,850 shares of common stock are reserved for future issuance under the 2000 plan.

Pro forma information regarding earnings and earnings per share is required by SFAS 123 and has been determined as if Cintas had accounted for its stock options granted subsequent to May 31, 1995, under the fair value method of SFAS 123. The weighted average fair value of stock options granted during fiscal 2003, 2002 and 2001 was $19.43, $22.65 and $21.40, respectively. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk free interest rate	4.00%	4.75%	5.50%
Dividend yield	.50%	.50%	.50%
Expected volatility of Cintas' common stock	34%	34%	34%
Expected life of the option in years	9	9	9

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are freely transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Cintas' options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in Cintas' opinion existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

12. LITIGATION AND ENVIRONMENTAL MATTERS

Cintas is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such actions will not have a material adverse effect on the financial position or results of operations of Cintas.

Upon acquiring Unitog Company in March 1999, Cintas became a potentially responsible party, and thus faces the possibility of joint and several liability under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) in connection with alleged environmental contamination in an area near a rental facility in Tempe, Arizona. This facility, located near the South Indian Bend Wash (SIBW) Federal Superfund site, has been tested for soil and groundwater contamination. Soil testing at Cintas' facility detected volatile organic compounds, and Cintas promptly took steps to remediate the contamination. Groundwater testing in the area of Cintas' property has detected a very low level of volatile organic compound contamination. The United States Environmental Protection Agency (EPA) in March 1999 issued a Record of Decision to the effect that groundwater contamination in the vicinity of Cintas' plant does not warrant remediation at this time. Instead, the low levels of groundwater contamination near Cintas' facility will be monitored and allowed to attenuate naturally. The Record of Decision requires active groundwater remediation in other parts of the SIBW site, which are believed to be unrelated to Cintas. According to the Record of Decision, the EPA estimates that the 30 year net present value of costs to be incurred to remediate and monitor groundwater contamination at the SIBW site is $22 million. It is possible that the EPA will attempt to recover from the potentially responsible parties the costs it has incurred to date with respect to the SIBW site as well as the costs it expects to incur going forward. To date, no specific claim has been asserted against Cintas. Thus, it is not possible at this time to estimate Cintas' loss exposure, if any, with respect to this matter.

As part of the Agreement and Plan of Merger dated January 9, 1999, between Unitog and Cintas, Cintas performed environmental testing at nine previously untested Unitog laundry facilities. The testing resulted in the discovery of soil and groundwater contamination at certain of these sites. As a result of the environmental matters noted above, Cintas recorded a charge to operating expense of $5 million during the third quarter of fiscal 1999 to reflect its current estimate of the additional costs to be incurred relative to these sites. At May 31, 2003, Cintas has an undiscounted liability of $4 million for these environmental matters.

As part of the acquisition of Omni, Cintas performed environmental testing at ten previously untested Omni laundry facilities. The testing resulted in the discovery of soil and groundwater contamination at certain of these sites. Cintas estimated that remedial action would cost approximately $9 million to clean up these sites, which Cintas accrued as a liability as of the date of the acquisition of Omni. At May 31, 2003, the accrual remains at approximately $9 million. Under its agreement to acquire Omni, Cintas agreed to pay for any remedial action, up to the first $5 million, and the parties agreed that remedial costs of $3 million would be treated as a purchase price adjustment and credited to Cintas.

Cintas is party to additional litigation, including a class action suit filed in Federal Court in the Northern District of California alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. Cintas believes it has properly classified its service sales representatives as exempt employees and will vigorously defend these allegations. The estimated liability, if any, relating to these lawsuits has not been determined, but is not expected to have a material adverse effect on the financial statements.

13. SEGMENT INFORMATION

Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents, along with other items, to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to customers, as well as the sale of ancillary services including hygiene supplies, first aid products and services and cleanroom supplies. All of these services are provided throughout the United States and Canada to businesses of all types - from small service and manufacturing companies to major corporations that employ thousands of people.

Information as to the operations of Cintas' different business segments is set forth below based on the distribution of products and services offered. Cintas evaluates performance based on several factors of which the primary financial measures are business segment revenue and income before income taxes. The accounting policies of the business segments are the same as those described in the Significant Accounting Policies (Note 1).

May 31, 2003	Rentals	Other Services	Corporate	Total
Revenue	$2,101,785	$584,800	$ —	$2,686,585
Gross margin	$ 928,119	$191,089	$ —	$1,119,208
Selling and administrative expenses	555,748	139,689	—	695,437
Interest income	—	—	(2,905)	(2,905)
Interest expense	—	—	30,917	30,917
Income before income taxes	$ 372,371	$ 51,400	$(28,012)	$ 395,759
Depreciation and amortization	$ 127,223	$ 15,838	$ —	$ 143,061
Capital expenditures	$ 108,453	$ 6,566	$ —	$ 115,019
Total assets	$2,210,585	$314,702	$ 57,659	$2,582,946

May 31, 2002	Rentals	Other Services	Corporate	Total
Revenue	$1,753,368	$517,684	$ —	$2,271,052
Gross margin	$ 800,016	$157,354	$ —	$ 957,370
Selling and administrative expenses	451,097	129,372	—	580,469
Interest income	—	—	(5,636)	(5,636)
Interest expense	—	—	10,952	10,952
Income before income taxes	$ 348,919	$ 27,982	$ (5,316)	$ 371,585
Depreciation and amortization	$ 103,586	$ 16,439	$ —	$ 120,025
Capital expenditures	$ 98,938	$ 8,346	$ —	$ 107,284
Total assets	$2,144,544	$289,604	$ 85,086	$ 2,519,234

May 31, 2001	Rentals	Other Services	Corporate	Total
Revenue	$1,610,606	$550,094	$ —	$2,160,700
Gross margin	$ 714,067	$182,200	$ —	$ 896,267
Selling and administrative expenses	391,522	137,541	—	529,063
Interest income	—	—	(4,369)	(4,369)
Interest expense	—	—	15,119	15,119
Income before income taxes	$ 322,545	$ 44,659	$ (10,750)	$ 356,454
Depreciation and amortization	$ 95,957	$ 16,132	$ —	$ 112,089
Capital expenditures	$ 133,786	$ 13,658	$ —	$ 147,444
Total assets	$1,362,298	$279,697	$110,229	$1,752,224

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the results of operations for each of the quarters within the years ended May 31, 2003 and 2002:

May 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$665,726	$680,958	$663,757	$676,144
Gross margin	$282,013	$283,823	$274,416	$278,956
Net income	$ 61,647	$ 63,340	$ 59,055	$ 65,211
Basic earnings per share	$ .36	$ .37	$ .35	$ .38
Diluted earnings per share	$ .36	$ .37	$ .34	$ .38
Weighted average number of shares outstanding (000's)	170,036	170,189	170,322	170,516

May 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$564,600	$557,148	$545,491	$603,813
Gross margin	$236,022	$234,155	$231,638	$255,555
Net income	$ 56,540	$ 57,985	$ 55,584	$ 64,142
Basic earnings per share	$ .33	$ .34	$ .33	$ .38
Diluted earnings per share	$ .33	$ .34	$ .32	$ .37
Weighted average number of shares outstanding (000's)	169,528	169,726	169,786	169,876

15. SUPPLEMENTAL GUARANTOR INFORMATION

On May 13, 2002, Cintas completed the acquisition of Omni for $656,071. The purchase price for Omni was funded with $450,000 in long-term notes, $100,000 of borrowings under a commercial paper program and $106,071 in cash. The $450,000 in long-term notes consists of $225,000 with five-year maturities at an interest rate of 5.125% and $225,000 with ten-year maturities at an interest rate of 6%. An additional working capital payment of $3,055 was made during the second quarter of fiscal year 2003, bringing the total purchase price to $659,126.

Effective June 1, 2000, Cintas reorganized its legal structure and created Cintas Corporation No. 2 (Corp. 2) as its indirectly, wholly-owned principal operating subsidiary. Cintas and its wholly-owned, direct and indirect domestic subsidiaries, other than Corp. 2, unconditionally guaranteed, jointly and severally, debt of Corp. 2. As allowed by SEC rules, the following condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the guarantors. Each of the subsidiaries presented in the condensed consolidating financial statements has been fully consolidated in Cintas' financial statements. The condensed consolidating financial statements should be read in conjunction with the financial statements of Cintas and notes thereto of which this note is an integral part.

Condensed consolidating financial statements for Cintas, Corp. 2, the subsidiary guarantors and non-guarantors are presented below:

CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended May 31, 2003	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rentals	$ —	$1,583,589	$422,470	$ 95,873	$ (147)	$2,101,785
Other services	—	1,183,250	199,301	31,113	(828,864)	584,800
Equity in net income of affiliates	249,253	—	—	—	(249,253)	—
	249,253	2,766,839	621,771	126,986	(1,078,264)	2,686,585
Costs and expenses (income):						
Cost of rentals	—	1,017,510	236,648	61,074	(141,566)	1,173,666
Cost of other services	—	896,668	141,277	19,074	(663,308)	393,711
Selling and administrative expenses	—	691,202	(29,329)	34,958	(1,394)	695,437
Interest income	—	(2,428)	(253)	(224)	—	(2,905)
Interest expense	—	47,000	(19,308)	3,225	—	30,917
	—	2,649,952	329,035	118,107	(806,268)	2,290,826
Income before income taxes	249,253	116,887	292,736	8,879	(271,996)	395,759
Income taxes	—	11,017	131,645	3,844	—	146,506
Net income	$249,253	$ 105,870	$161,091	$ 5,035	$ (271,996)	$ 249,253

CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended May 31, 2002	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rentals	$ —	$1,289,261	$382,184	$82,096	$ (173)	$ 1,753,368
Other services	—	896,807	181,217	22,434	(582,774)	517,684
Equity in net income of affiliates	234,251	—	—	—	(234,251)	—
	234,251	2,186,068	563,401	104,530	(817,198)	2,271,052
Costs and expenses (income):						
Cost of rentals	—	789,092	226,452	48,024	(110,216)	953,352
Cost of other services	—	680,366	129,561	16,919	(466,516)	360,330
Selling and administrative expenses	—	596,112	(38,864)	27,034	(3,813)	580,469
Interest income	—	(5,042)	(385)	(209)	—	(5,636)
Interest expense	—	48,616	(37,617)	(47)	—	10,952
	—	2,109,144	279,147	91,721	(580,545)	1,899,467
Income before income taxes	234,251	76,924	284,254	12,809	(236,653)	371,585
Income taxes	—	12,319	120,452	4,563	—	137,334
Net income	$234,251	$ 64,605	$163,802	$ 8,246	$ (236,653)	$ 234,251

CONDENSED CONSOLIDATING INCOME STATEMENT

Year Ended May 31, 2001	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rentals	$ —	$1,188,257	$356,184	$66,308	$ (143)	$1,610,606
Other services	—	961,260	172,736	8,997	(592,899)	550,094
Equity in net income of affiliates	222,451	—	—	—	(222,451)	—
	222,451	2,149,517	528,920	75,305	(815,493)	2,160,700
Costs and expenses (income):						
Cost of rentals	—	751,096	217,907	40,288	(112,752)	896,539
Cost of other services	—	718,262	120,694	5,693	(476,755)	367,894
Selling and administrative expenses	—	588,237	(71,151)	20,469	(8,492)	529,063
Interest income	—	(3,619)	(2,585)	(337)	2,172	(4,369)
Interest expense	—	15,211	(505)	413	—	15,119
	—	2,069,187	264,360	66,526	(595,827)	1,804,246
Income before income taxes	222,451	80,330	264,560	8,779	(219,666)	356,454
Income taxes	—	30,760	100,532	2,711	—	134,003
Net income	$222,451	$ 49,570	$ 164,028	$ 6,068	$(219,666)	$ 222,451

CONDENSED CONSOLIDATING BALANCE SHEET

As of May 31, 2003	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 16,592	$ 5,166	$ 9,329	$ 1,152	$ 32,239
Marketable securities	—	23,934	—	1,486	—	25,420
Accounts receivable, net	—	203,438	80,537	8,107	(13,935)	278,147
Inventories	—	218,304	15,845	6,813	(12,552)	228,410
Uniforms and other rental items in service	—	251,118	71,413	16,680	(33,490)	305,721
Prepaid expenses	—	4,865	1,812	930	—	7,607
Total current assets	—	718,251	174,773	43,345	(58,825)	877,544
Property and equipment, at cost, net	—	598,558	136,896	41,978	—	777,432
Goodwill	—	113,334	594,419	14,102	—	721,855
Service contracts	—	29,175	105,178	10,546	—	144,899
Other assets	1,178,948	40,124	780,073	141,282	(2,079,211)	61,216
	$1,178,948	$1,499,442	$1,791,339	$251,253	$(2,138,036)	$2,582,946
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ (465,247)	$ 11,084	$ 467,211	$ 2,848	$ 38,013	$ 53,909
Accrued compensation and related liabilities	—	19,451	4,368	1,433	—	25,252
Accrued liabilities	—	178,538	(54,321)	4,657	(992)	127,882
Current income taxes	—	(33,053)	50,841	(1,232)	(29)	16,527
Deferred income taxes	—	386	50,828	1,804	—	53,018
Long-term debt due within one year	—	27,798	604	53	(204)	28,251
Total current liabilities	(465,247)	204,204	519,531	9,563	36,788	304,839
Long-term debt due after one year	—	542,572	(49,078)	72,630	(31,361)	534,763
Deferred income taxes	—	9,245	82,795	4,972	—	97,012
Total shareholders' equity	1,644,195	743,421	1,238,091	164,088	(2,143,463)	1,646,332
	$1,178,948	$1,499,442	$1,791,339	$251,253	$(2,138,036)	$2,582,946

CONDENSED CONSOLIDATING BALANCE SHEET

As of May 31, 2002	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 22,440	$ 5,011	$ 13,177	$ —	$ 40,628
Marketable securities	—	42,472	—	1,986	—	44,458
Accounts receivable, net	—	225,364	70,720	782	(13,632)	283,234
Inventories	—	182,858	14,899	5,539	(9,475)	193,821
Uniforms and other rental items in service	—	210,409	71,251	13,101	(13,825)	280,936
Prepaid expenses	—	7,421	1,995	760	(3)	10,173
Total current assets	—	690,964	163,876	35,345	(36,935)	853,250
Property and equipment, at cost, net	—	637,882	108,258	32,262	—	778,402
Goodwill	—	104,140	566,748	7,710	—	678,598
Service contracts	—	34,588	112,488	11,453	—	158,529
Other assets	966,397	20,983	792,865	94,727	(1,824,517)	50,455
	$ 966,397	$1,488,557	$1,744,235	$181,497	$(1,861,452)	$2,519,234
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ (465,247)	$ (58,727)	$ 531,544	$ 14,842	$ 37,981	$ 60,393
Accrued compensation and related liabilities	—	23,441	4,508	1,055	—	29,004
Accrued liabilities	—	172,125	(43,608)	4,195	(1,007)	131,705
Current income taxes	—	(34,889)	44,084	2,625	(29)	11,791
Deferred income taxes	—	1,737	58,020	1,615	—	61,372
Long-term debt due within one year	—	16,315	2,126	117	(189)	18,369
Total current liabilities	(465,247)	120,002	596,674	24,449	36,756	312,634
Long-term debt due after one year	—	710,728	(23,499)	48,111	(32,090)	703,250
Deferred income taxes	—	7,251	70,239	2,101	—	79,591
Total shareholders' equity	1,431,644	650,576	1,100,821	106,836	(1,866,118)	1,423,759
	$ 966,397	$1,488,557	$1,744,235	$181,497	$(1,861,452)	$2,519,234

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended May 31, 2003	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$ 249,253	$ 105,870	$ 161,091	$ 5,035	$(271,996)	$ 249,253
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	88,110	22,027	5,183	—	115,320
Amortization of deferred charges	—	10,436	15,322	1,983	—	27,741
Deferred income taxes	—	(1,492)	6,080	3,060	—	7,648
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	22,307	(11,121)	(7,445)	303	4,044
Inventories	—	(35,428)	(1,430)	(1,857)	3,077	(35,638)
Uniforms and other rental items in service	—	(40,709)	(158)	(3,579)	19,665	(24,781)
Prepaid expenses	—	2,556	201	(157)	(3)	2,597
Accounts payable	—	69,811	(64,816)	(11,675)	32	(6,648)
Accrued compensation and related liabilities	—	(3,990)	(140)	396	—	(3,734)
Accrued liabilities	—	6,840	(17,061)	355	15	(9,851)
Income taxes payable	—	1,836	6,757	(3,857)	—	4,736
Net cash provided by (used in) operating activities	249,253	226,147	116,752	(12,558)	(248,907)	330,687
Cash flows from investing activities:						
Capital expenditures	—	(48,196)	(51,621)	(15,202)	—	(115,019)
Proceeds from sale or redemption of marketable securities	—	19,241	(222)	4,771	—	23,790
Purchase of marketable securities	—	(702)	221	(4,271)	—	(4,752)
Acquisitions of businesses, net of cash acquired	—	(8,829)	(22,255)	(6,089)	—	(37,173)
Other	(210,066)	(23,280)	(15,133)	(3,934)	249,345	(3,068)
Net cash (used in) provided by investing activities	(210,066)	(61,766)	(89,010)	(24,725)	249,345	(136,222)
Cash flows from financing activities:						
Repayment of long-term debt	—	(170,961)	(27,587)	24,943	714	(172,891)
Stock options exercised	5,699	—	—	—	—	5,699
Dividends paid	(46,003)	—	—	—	—	(46,003)
Other	1,117	732	—	8,492	—	10,341
Net cash (used in) provided by financing activities	(39,187)	(170,229)	(27,587)	33,435	714	(202,854)
Net (decrease) increase in cash and cash equivalents	—	(5,848)	155	(3,848)	1,152	(8,389)
Cash and cash equivalents at beginning of period	—	22,440	5,011	13,177	—	40,628
Cash and cash equivalents at end of period	$ —	$ 16,592	$ 5,166	$ 9,329	$ 1,152	$ 32,239

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended May 31, 2002	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$ 234,251	$ 64,605	$ 163,802	$ 8,246	$(236,653)	$ 234,251
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	66,885	29,789	4,541	—	101,215
Amortization of deferred charges	—	10,795	6,267	1,748	—	18,810
Deferred income taxes	—	(96,769)	116,195	1,203	—	20,629
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	(28,735)	18,906	12,229	762	3,162
Inventories	—	30,105	59	(1,832)	3,399	31,731
Uniforms and other rental items in service	—	(10,463)	(13,189)	(2,608)	(997)	(27,257)
Prepaid expenses	—	1,730	(167)	(233)	—	1,330
Accounts payable	—	(160,208)	169,662	(4,841)	(1,268)	3,345
Accrued compensation and related liabilities	—	(10,153)	(2,420)	(123)	—	(12,696)
Accrued liabilities	—	(31,892)	34,950	1,212	264	4,534
Income taxes payable	—	(489)	(3,131)	1,999	—	(1,621)
Net cash provided by (used in) operating activities	234,251	(164,589)	520,723	21,541	(234,493)	377,433
Cash flows from investing activities:						
Capital expenditures	—	(89,806)	(10,175)	(7,303)	—	(107,284)
Proceeds from sale or redemption of marketable securities	—	152,128	—	5,291	—	157,419
Purchase of marketable securities	—	(159,545)	—	(5,827)	—	(165,372)
Acquisitions of businesses, net of cash acquired	(656,070)	(49,071)	(14,059)	(13,027)	—	(732,227)
Other	214,006	42,842	(469,714)	(23,304)	234,288	(1,882)
Net cash (used in) provided by investing activities	(442,064)	(103,452)	(493,948)	(44,170)	234,288	(849,346)
Cash flows from financing activities:						
Proceeds from issuance of long-term debt	—	639,383	(27,112)	27,974	—	640,245
Repayment of long-term debt	—	(157,341)	(3,444)	(32)	205	(160,612)
Stock options exercised	3,247	—	—	—	—	3,247
Dividends paid	203,714	(246,168)	—	—	—	(42,454)
Other	852	(3,022)	—	561	—	(1,609)
Net cash provided by (used in) financing activities	207,813	232,852	(30,556)	28,503	205	438,817
Net (decrease) increase in cash and cash equivalents	—	(35,189)	(3,781)	5,874	—	(33,096)
Cash and cash equivalents at beginning of period	—	57,629	8,792	7,303	—	73,724
Cash and cash equivalents at end of period	$ —	$ 22,440	$ 5,011	$ 13,177	$ —	$ 40,628

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended May 31, 2001	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non - Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$ 222,451	$ 49,570	$ 164,028	$ 6,068	$(219,666)	$222,451
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	71,082	15,832	3,325	—	90,239
Amortization of deferred charges	—	12,528	3,152	6,170	—	21,850
Deferred income taxes	—	92,192	(84,362)	629	—	8,459
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	(156,917)	150,343	(7,246)	(2,666)	(16,486)
Inventories	—	(202,704)	156,790	(2,601)	(178)	(48,693)
Uniforms and other rental items in service	—	(189,095)	165,792	(390)	(4,778)	(28,471)
Prepaid expenses	—	(6,173)	5,055	(42)	—	(1,160)
Accounts payable	409,903	88,845	(539,607)	15,783	14,969	(10,107)
Accrued compensation and related liabilities	—	26,765	(20,503)	404	—	6,666
Accrued liabilities	—	162,631	(163,957)	(1,814)	(871)	(4,011)
Income taxes payable	—	(34,400)	40,745	(124)	—	6,221
Net cash provided by (used in) operating activities	632,354	(85,676)	(106,692)	20,162	(213,190)	246,958
Cash flows from investing activities:						
Capital expenditures	—	(616,834)	475,467	(6,077)	—	(147,444)
Proceeds from sale or redemption of marketable securities	—	59,021	—	2,588	—	61,609
Purchase of marketable securities	—	(94,076)	55,285	(1,683)	—	(40,474)
Acquisitions of businesses, net of cash acquired	—	(18,709)	(11,348)	(478)	—	(30,535)
Proceeds from divestiture of certain facilities	—	1,400	—	—	—	1,400
Other	(602,863)	608,550	(236,609)	881	224,076	(5,965)
Net cash (used in) provided by investing activities	(602,863)	(60,648)	282,795	(4,769)	224,076	(161,409)
Cash flows from financing activities:						
Proceeds from issuance of long-term debt	—	257,982	(247,032)	786	(11,506)	230
Repayment of long-term debt	—	(14,029)	(6,557)	(13,668)	620	(33,634)
Stock options exercised	5,992	—	—	—	—	5,992
Dividends paid	(37,173)	(40,000)	40,000	—	—	(37,173)
Other	1,690	—	—	(1,112)	—	578
Net cash (used in) provided by financing activities	(29,491)	203,953	(213,589)	(13,994)	(10,886)	(64,007)
Net increase (decrease) in cash and cash equivalents	—	57,629	(37,486)	1,399	—	21,542
Cash and cash equivalents at beginning of period	—	—	46,278	5,904	—	52,182
Cash and cash equivalents at end of period	$ —	$ 57,629	$ 8,792	$ 7,303	$ —	$ 73,724

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Cintas Corporation

We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Cincinnati, Ohio
July 11, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy

We are North America's leading provider of corporate identity uniforms through rental and sales programs, as well as related business services, including entrance mats, hygiene products, cleanroom services and first aid and safety supplies. Our services are designed to enhance our customers' images and to provide additional safety and protection in the workplace.

Our business strategy, as incorporated in our Vision Statement, is to constantly increase our market share of the uniform rental and sales business in North America, to penetrate our customer base with all of the products and services we offer and to identify additional product and service opportunities. Our goal is to ultimately provide a product or service to every business in North America.

To pursue this strategy, we focus on the development of a highly talented and diverse team of partners – a team that is properly trained and motivated to service our customers. We support our partners' efforts by providing superior products with distinct competitive advantages and we embrace technological advances. Continuous cost containment and product innovation are hallmarks of our organization.

We will continue to leverage our size and core competencies to become a more valued business service provider to our current and future customers. We will also continue to supplement our internal growth with strategic acquisitions and to cultivate new businesses.

Results of Operations

The following table sets forth certain consolidated statements of income data as a percentage of total revenue for the periods indicated:

	2003	2002	2001
Revenue:			
Rentals	78.2%	77.2%	74.5%
Other services	21.8%	22.8%	25.5%
Total revenue	100.0%	100.0%	100.0%
Cost of sales:			
Rentals	55.8%	54.4%	55.7%
Other services	67.3%	69.6%	66.9%
Total cost of sales	58.3%	57.8%	58.5%
Gross margin:			
Rentals	44.2%	45.6%	44.3%
Other services	32.7%	30.4%	33.1%
Total gross margin	41.7%	42.2%	41.5%
Selling and administrative expenses	25.9%	25.6%	24.5%
Interest income	(0.1%)	(0.3%)	(0.2%)
Interest expense	1.2%	0.5%	0.7%
Income before income taxes	14.7%	16.4%	16.5%

Fiscal 2003 Compared to Fiscal 2002

Fiscal 2003 marked the 34th year of uninterrupted growth for Cintas. Total revenue was $2.7 billion, an increase of 18% over fiscal 2002. This growth was achieved despite the difficult economic environment that existed throughout the year. The continued weakness in employment numbers directly affects our business, mainly through reduced uniform wearers, and has caused our internal growth rate to be lower than our stated objective. We have continued to grow organically in this environment, mainly through the continued sale of new uniform rental programs.

Rentals operating segment revenues consist predominantly of revenues derived from the rental of corporate identity uniforms, mats, shop towels and other items through our Uniform Rental Division. Revenue from the Rentals segment increased 20%, primarily due to the acquisition of Omni Services in the fourth quarter of fiscal 2002 and growth in the customer base. Despite slow economic growth, internal growth in the Rentals segment, adjusted for one less workday during fiscal 2003, averaged over 4% for the year. New business remained healthy as we experienced continued success in selling uniform rental programs to new customers. We continue to expand our rental market, with over half of our new business being comprised of customers who were first time users of uniform rental programs. Rentals revenue growth was mitigated by increased lost business and reductions in existing business, attributable to the current sluggish economy in the United States and the resulting reduction in the work force.

Other Services operating segment revenues are derived from the design, manufacture and direct sale of uniforms to our customers, as well as the sale of ancillary services including hygiene supplies, first aid products and services and cleanroom supplies. Other Services revenue increased 13%, primarily due to acquisitions made in late fiscal 2002 and increased customer sales. Despite slow economic growth, internal growth in the Other Services segment, adjusted for one less workday during fiscal 2003, averaged 2% for the year. Revenues from the sale of ancillary services increased 11% for the year due to increased selling efforts. This growth was partially offset by a 3% decrease in revenues from the direct sale of uniforms to our customers. This decrease was primarily a result of continued weakness in the hospitality sector and delayed purchases by large national account customers. Revenue growth in Other Services was also mitigated by increased lost business and reductions in existing business attributable to the current sluggish economy in the United States and the resulting reduction in the work force.

Cost of rentals increased 23% over fiscal 2002. Cost of rentals consists primarily of production expenses, delivery expenses and amortization of in service uniforms and other rental items. The cost increase over fiscal 2002 was primarily driven by the growth in Rentals segment revenues. A rise in fuel and energy costs as well as an increase in delivery costs associated with the Omni acquisition (primarily due to expanded route geography and smaller route size) also contributed to this increase. Cost containment initiatives were implemented throughout the year which mitigated the increased fuel, energy and delivery costs.

Cost of other services increased 9% over fiscal 2002. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses. The increase over fiscal 2002 was due to the growth in Other Services revenue, derived primarily through acquisitions. The increased volume afforded additional overhead coverage, thereby providing a decrease in cost of other services as a percent to Other Services revenue from 70% in fiscal 2002 to 67% in fiscal 2003. Cost containment initiatives implemented throughout the year also supported this reduction in cost of other services as a percent to Other Services revenue.

Selling and administrative expenses increased 20% over fiscal 2002. This increase was primarily due to increased revenues. The continued rise in medical costs and additional travel expenses also contributed to this increase. The increased travel expense was a result of the Omni acquisition and related integration, as well as a return to more normalized travel versus fiscal 2002, when travel expenses were lower due to the impact of the events of September 11. We also continue to invest heavily in our selling process in order to provide for future growth.

Net interest expense increased $23 million from the prior year. This increase was primarily a result of interest on $450 million in long-term notes issued in late fiscal 2002 to finance the Omni acquisition (see the Liquidity and Capital Resources section below and Note 5 entitled Long-Term Debt).

Pre-tax income was $396 million, a 7% increase over fiscal 2002. Pre-tax income from the Rentals segment increased 7% over the prior year, primarily due to higher rental revenue. Pre-tax income was negatively impacted by assimilation costs associated with the Omni acquisition. Pre-tax income for the Other Services segment increased 84% from the prior year, due to increased sales volume and related leveraging of fixed costs. Cost containment initiatives were implemented throughout the year which mitigated increased delivery, medical and fuel costs.

Cintas' effective tax rate was 37% for both fiscal 2003 and 2002 (see also Note 7 entitled Income Taxes).

Net income for fiscal 2003 of $249 million was a 6% increase over fiscal 2002 and diluted earnings per share of $1.45 were a 7% increase over fiscal 2002. Return on average equity was 16% in fiscal 2003 and 18% in fiscal 2002.

Cash, cash equivalents and marketable securities decreased by $27 million in 2003, or 32%, primarily due to repayment of outstanding commercial paper. Cash, cash equivalents and marketable securities will be used to finance future acquisitions, capital expenditures and expansion. Marketable securities consist primarily of municipal bonds and federal government securities.

Accounts receivable decreased $5 million due to increased collection efforts given current economic conditions. Inventories increased $35 million with additional levels needed to support customers obtained through acquisitions, including Omni, and the conversion of Omni customers to our product line. Additionally, Cintas is now manufacturing more products for our cleanroom and flame resistant clothing customers.

Net property and equipment decreased by $1 million due to the excess of depreciation over capital expenditures. Certain capital expenditures were delayed in fiscal 2003 given reduced capacity requirements due to the sluggish economy. In fiscal 2003, Cintas completed construction of six new uniform rental facilities and had an additional six uniform rental facilities in various stages of construction to accommodate growth in rental operations.

Total debt decreased $159 million through repayment of certain debt related to the purchase of Omni, net of the change in the fair market value of the debt (See Note 5 entitled Long-Term Debt). This significant debt reduction was possible due to strong cash flows being generated by operations.

Fiscal 2002 Compared to Fiscal 2001

Total revenue for fiscal 2002 was $2.3 billion, an increase of 5% over fiscal 2001. Revenue from the Rentals segment increased 9%, primarily due to a combination of acquisitions and growth in the customer base. Other Services revenue decreased 6%, primarily due to a delay in customer purchases driven by slow economic conditions and a decline in the hospitality and airline industries resulting from the events of September 11. Despite slow economic growth, internal growth in the Rentals segment averaged over 6% for the year.

Pre-tax income was $372 million, a 4% increase over fiscal 2001. Pre-tax income from the Rentals segment increased 8% over the prior year, primarily due to higher rental revenue. Pre-tax income for the Other Services segment decreased 37% from the prior year, due to lower sales volume and excess capacity costs.

Net interest expense decreased $5 million from the prior year due to lower interest rates, a lower average level of debt and a higher average level of cash and marketable securities in fiscal 2002.

Cintas' effective tax rate was 37% for fiscal 2002 compared to 38% for fiscal 2001, primarily due to tax planning efforts.

Net income for fiscal 2002 of $234 million and diluted earnings per share of $1.36 both represent a 5% increase over fiscal 2001. Return on average equity was 18% in fiscal 2002 and 20% in fiscal 2001.

Cash, cash equivalents and marketable securities decreased by $25 million in 2002, or 23%, primarily due to the acquisition of Omni. Cash, cash equivalents and marketable securities will be used to finance future acquisitions and capital expenditures. Marketable securities consist primarily of municipal bonds and federal government securities.

Accounts receivable increased $39 million due to sales growth and acquisitions made during the year. Inventories decreased $21 million due to focused efforts to improve inventory turns. Net property and equipment increased by $76 million. In fiscal 2002, Cintas completed construction of seven new uniform rental facilities and had another five uniform rental facilities in various stages of construction to accommodate growth in rental operations.

Long-term debt levels increased $482 million over fiscal 2001 to fund the Omni acquisition (see additional discussion below in Liquidity and Capital Resources).

Liquidity and Capital Resources

At May 31, 2003, Cintas had $58 million in cash, cash equivalents and marketable securities, a decrease of $27 million from May 31, 2002. This decrease is primarily due to cash used for debt repayment of $173 million, capital expenditures of $115 million and dividends of $46 million, offset by strong operating cash flows. Cintas' investment policy pertaining to marketable securities is conservative. Preservation of principal, while earning an attractive yield, is the criteria used in making investment decisions.

Working capital increased $32 million to $573 million in fiscal 2003. This increase is primarily the result of increased inventory levels and uniform and other rental items in service related to the Omni acquisition.

Capital expenditures for fiscal 2003 totaled $115 million, including $108 million for the Rentals segment and $7 million for Other Services. Cintas continues to reinvest in land, buildings and equipment in an effort to expand capacity for future growth. Cintas anticipates that capital expenditures for fiscal 2004 will approximate $150 million.

On May 13, 2002, Cintas completed the acquisition of Omni for approximately $659 million. This acquisition, coupled with smaller acquisitions in both the Rentals and Other Services segments, were financed with a combination of approximately $109 million in cash, $450 million in long-term notes, and approximately $100 million in commercial paper. As a result of this additional debt, the total debt to total capitalization ratio was 34% at May 31, 2002. Through current year debt repayment, the total debt to total capitalization ratio has decreased to 25% at May 31, 2003.

The $450 million in long-term notes consist of $225 million with five-year maturities at a rate of 5.125% and $225 million with ten-year maturities at a rate of 6%. Cintas has earned credit ratings on these notes of "A" from Standard & Poor's and "A2" from Moody's. Cintas also utilizes a $300 million commercial paper program, on which it has earned credit ratings of "A-1" from Standard & Poor's and "Prime-1" from Moody's. These ratings reflect Cintas' commitment to conservative financial policies, strong financial management and a disciplined integration strategy for acquisitions. The commercial paper program is fully supported by a long-term credit facility that matures in 2005. As of May 31, 2003, $40 million in commercial paper was outstanding, which is included in the $54 million of unsecured notes detailed in Note 5.

During the year, Cintas paid dividends of $46 million, or $.27 per share. On a per share basis, this dividend is an increase of 8% over that paid in fiscal 2002.

Following is information regarding Cintas' long-term contractual obligations and other commitments outstanding as of May 31, 2003:

Long-Term Contractual Obligations
Payments Due by Period

(In thousands)	Total	One year or less	Two to three years	Four to five years	After five years
Long-term debt [1]	$559,096	$27,800	$57,010	$245,620	$228,666
Capital lease obligations [2]	3,918	451	1,113	1,213	1,141
Operating leases [3]	58,690	15,118	21,896	13,125	8,551
Unconditional purchase obligations	—	—	—	—	—
Total contractual cash obligations	$621,704	$43,369	$80,019	$259,958	$238,358

(1) Reference Note 5 for a detailed discussion of long-term debt.

(2) Capital lease obligations are included in long-term debt detailed in Note 5.

(3) Operating leases consist primarily of building leases and synthetic leases on the two corporate jets.

Other Commitments

(In thousands) Amount of Commitment Expiration Per Period	Total	One year or less	Two to three years	Four to five years	After five years
Lines of credit[1]	$300,000	$ —	$300,000	$ —	$ —
Standby letters of credit[2]	33,362	33,362	—	—	—
Guarantees	—	—	—	—	—
Standby repurchase obligations	—	—	—	—	—
Other commercial commitments	—	—	—	—	—
Total commercial commitments	$333,362	$33,362	$300,000	$ —	$ —

(1) Back-up facility for the commercial paper program (reference Note 5 for further discussion).

(2) Support certain outstanding debt (reference Note 5), self-insured workers' compensation and general liability insurance programs.

Market Risk

Cintas manages interest rate risk by using a combination of variable and fixed rate debt, marketable securities and interest rate swap agreements. Earnings are affected by changes in short-term interest rates due to the use of variable rate notes and revolving credit facilities amounting to approximately $131 million, with an average interest rate of 1.61%. This exposure is limited by the purchase of marketable securities and interest rate swap agreements as a hedge against variability in short-term rates. If short-term rates change by one-half percent (or 50 basis points), Cintas' income before taxes would change by approximately $0.7 million. This estimated exposure considers the mitigating effects of marketable securities and swap agreements on the change in the cost of variable rate debt. This analysis does not consider the effects of a change in economic activity or a change in Cintas' capital structure.

Inflation and Changing Prices

Management believes inflation has not had a material impact on Cintas' financial condition or a negative impact on operations.

Litigation and Environmental Matters

Cintas is subject to legal proceedings and claims arising from the ordinary course of business, including personal injury, customer contract and employment claims. In addition, Cintas is party to additional litigation, including a class action suit filed in Federal Court in the Northern District of California alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. Cintas believes it has properly classified its service sales representatives as exempt employees and will vigorously defend these allegations. The aggregate liability, if any, with respect to all such actions are not expected to have a material adverse effect on the financial statements.

Cintas is subject to various environmental laws and regulations, as are other companies in the industry. While costs related to environmental compliance are not a material component of the cost of rentals, Cintas must incur capital expenditures and associated operating costs for water treatment and waste removal on a regular basis. Environmental spending amounted to approximately $12 million in fiscal 2003 and $8 million in fiscal 2002. This spending includes labor and chemical costs for water treatment, as well as costs for waste removal. Capital expenditures to limit or monitor hazardous substances were $3 million in fiscal 2003 and $5 million in fiscal 2002. These expenditures were primarily related to the purchase of water treatment systems.

Cintas is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. Cintas does not believe that these actions will result in a material adverse effect on its financial position or results of operations.

An additional detailed discussion of litigation and environmental matters is included in Note 12.

New Accounting Standards

In compliance with Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets*, Cintas discontinued the amortization of goodwill effective June 1, 2001. Cintas completed the transitional goodwill impairment test as required by SFAS 142 using a measurement date of June 1, 2001. Based on the results of the transitional impairment test and the annual impairment test conducted in the fourth quarter of fiscal 2002, Cintas was not required to recognize an impairment of goodwill in fiscal 2002. An annual impairment test of goodwill was conducted in the fourth quarter of fiscal 2003, as required by SFAS 142. As a result of this test, there was no impairment of goodwill.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets*. The standard is effective for years beginning after December 15, 2001. This standard supercedes previous guidance related to impairment or disposal of long-lived assets. For long-lived assets to be held and used, it retains the basic recognition and measurement requirements of Statement of Financial Accounting Standards No. 121 (SFAS 121), *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, but addresses certain implementation issues. For long-lived assets to be disposed of by sale, it broadens the definition of disposals that should be reported separately as discontinued operations. Cintas adopted SFAS 144 on June 1, 2002, and it did not have a material effect on the financial statements.

In November 2002, the FASB issued Financial Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of this Interpretation were applied to guarantees issued or modified after December 31, 2002. Cintas adopted Financial Interpretation No. 45 and it did not have a material effect on the financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51*. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Cintas is evaluating the effects of Financial Interpretation No. 46 and will adopt this Interpretation on July 1, 2003. The adoption of this Interpretation is not expected to have a material effect on the financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), *Accounting for Stock-Based Compensation – Transition and Disclosure*. This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Cintas continues to apply Accounting Principles Board Opinion No. 25 for the method used to account for stock-based employee compensation arrangements, where applicable, but has adopted the disclosure requirements of SFAS 148.

Please reference Note 1 for more information on recent accounting pronouncements adopted by Cintas.

Critical Accounting Policies

The preparation of Cintas' consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that have a significant effect on the amounts reported in the financial statements and accompanying notes. These critical accounting policies should be read in conjunction with Note 1 to the financial statements. Significant changes, estimates or assumptions related to any of the following critical accounting policies could possibly have a material impact on the financial statements.

Revenue recognition

Rental revenue is recognized when services are performed and other services revenue is recognized when products are shipped and the title and risks of ownership pass to the customer. Cintas also establishes an allowance for uncollectible accounts. This allowance is an estimate based on historical rates of collectibility. An uncollectible accounts provision is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rentals and Other Services segments, because of differences in customers served and the nature of each business segment.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods. Cintas applies a commonly accepted practice of using inventory turns to apply variances between actual to standard costs to the inventory balances. The judgments and estimates used to calculate inventory turns will have an impact on the valuation of inventory at the lower of cost or market. Inventory obsolescence is determined by specific identification, as well as historical information.

Uniforms and other rental items in service

These items are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant garments) are amortized over their useful life of eighteen months. Other rental items including shop towels, mats, cleanroom garments, flame resistant garments, linens and hygiene dispensers are amortized over their useful lives of eight to forty-eight months. The amortization rates used are based on industry experience, Cintas' experience and wear tests performed by Cintas. These factors are critical to determining the amount of in service inventory that is presented in the financial statements.

Property, plant and equipment

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which is typically thirty to forty years for buildings, five to twenty years for building improvements, three to ten years for equipment and two to five years for leasehold improvements. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Service contracts and other assets

Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through the acquisition of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally five to ten years. Certain noncompete agreements, as well as all service contracts, require that a valuation be determined using a discounted cash flow model. The assumptions and judgments used in these models involve estimates of cash flows and discount rates, among other factors. Because of the assumptions used to value these intangible assets, actual results over time could vary from original estimates.

Environmental and litigation

Cintas is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. Cintas regularly consults with attorneys to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. While a significant change in assumptions and judgments could have a material impact on the amounts recorded for contingent liabilities, Cintas does not believe that they will result in a material adverse effect on the financial statements. A detailed discussion of litigation and environmental matters is included in Note 12.

Deferred tax liability

Deferred tax assets and liabilities are determined by the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Please reference Note 7 for the types of items that give rise to significant deferred income tax assets and liabilities. Deferred income taxes are classified as assets or liabilities based on the classification of the related asset or liability for financial reporting purposes. Deferred income taxes that are not related to an asset or liability for financial reporting are classified according to the expected reversal date. Cintas regularly reviews deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, Cintas has not established a valuation allowance against the deferred tax assets.

Cintas is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, Cintas records reserves for probable exposures. Based on Cintas' evaluation of current tax positions, Cintas believes they have appropriately accrued for probable exposures.

Outlook

As we look forward to fiscal 2004, the outlook in general continues to be uncertain. Although difficult to predict, we anticipate continued growth in all of our business units. Overall performance, however, will be largely driven by the pace of recovery in the economy. We continue to see significant upside potential for all of our business units, especially given our relatively low 9% market share of a $31 billion estimated potential market. This upside is tempered by current existing economic conditions.

In the marketplace, competition and related pricing pressure will continue; however, we believe cost containment initiatives, technological advances and continued leverage of our infrastructure will soften or offset any impact.

Cintas is currently the target of a corporate unionization campaign by the Union of Needletrades, Industrial and Textile Employees and Teamsters. These unions are attempting to pressure Cintas into surrendering our employees' rights to a government-supervised election and unilaterally accept union representation. This is unacceptable. Cintas' philosophy in regard to unions is straightforward: We believe that employees have the right to say yes to union representation and the freedom to say no. This campaign could be disruptive to our business and could adversely affect results of operations. We will continue to vigorously oppose this campaign and to defend our employees' rights.

We believe that our high level of customer service provided by our partners and supported by our infrastructure, quality products, financial resources and corporate culture will provide for continued business success. However, a number of factors influence future revenue, margins and profit which make forecasting difficult.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as estimates, anticipates, projects, plans, expects, intends, believes, should and similar expressions and by the context in which they are used. Such statements are based upon current expectations of Cintas and speak only as of the date made. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in this Annual Report. Factors that might cause such a difference include the possibility of greater than anticipated operating costs, lower sales volumes, the performance and costs of integration of acquisitions, fluctuations in costs of materials and labor, costs and possible effects of union organizing activities, outcome of pending environmental matters, the initiation or outcome of litigation, higher assumed sourcing or distribution costs of products and the reactions of competitors in terms of price and service. Cintas undertakes no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date on which they are made.

Directors and Officers

Board of Directors

Paul R. Carter
Retired President of Wal-Mart Realty Company

Gerald V. Dirvin
Retired Executive Vice President and Director of The Procter & Gamble Company

Richard T. Farmer
Chairman of the Board of the Corporation

Scott D. Farmer
President and Chief Executive Officer of the Corporation

James J. Gardner
Retired Vice President of the Corporation

Robert J. Herbold
Retired Executive Vice President and Chief Operating Officer of Microsoft Corporation

Roger L. Howe
Retired Chairman of the Board of U.S. Precision Lens, Inc.

Robert J. Kohlhepp
Vice Chairman of the Board of the Corporation

David C. Phillips
Co-Founder Cincinnati Works, Incorporated

Corporate Officers

Karen L. Carnahan
Vice President and Treasurer

Richard T. Farmer
Chairman of the Board

Scott D. Farmer
President and Chief Executive Officer

Thomas E. Frooman
Vice President and Secretary, General Counsel

William C. Gale
Senior Vice President and Chief Financial Officer

Robert J. Kohlhepp
Vice Chairman of the Board

Operating and Staff Officers

David B. Armbrester
Vice President
Great Lakes Rental Group

Darrell A. Boff
Vice President
MidWest Rental Group

Daniel P. Braun
Vice President
MidSouth Rental Group

Jay T. Bruscato
Vice President
Marketing & Merchandising

James J. Case
Executive Vice President and Chief Operating Officer
Rental Division West

William L. Cronin
President-National Account Sales Division

Gregory J. Eling
Vice President
Central Rental Group

Larry L. Fultz
Vice President
Human Resources

Michael P. Gaburo
Vice President
Corporate Development

Arnold Gedmintas
Vice President
Northern Rental Group

J. Todd Gregory
Vice President
SouthCentral Rental Group

Larry A. Harmon
Vice President
Western Rental Group

J. Phillip Holloman
Vice President
Distribution

Jeffry E. Jones
Vice President
NorthWest Rental Group

William C. Langtim
Vice President
NorthCentral Rental Group

Glenn W. Larsen
Vice President
Logistics & Manufacturing

John W. Milligan
Executive Vice President and Chief Operating Officer
Rental Division East

Robert W. Mitchell, Jr.
Vice President
First Aid & Safety Division

John E. Myers
Vice President
MidAtlantic Rental Group

David Pollak, Jr.
Executive Vice President and Chief Operating Officer
First Aid & Safety Division

Rodger V. Reed
Vice President
NorthEast Rental Group

Michael E. Schneider
Vice President
Research & Development

Richard B. Surdykowski, Jr.
Vice President
SouthEast Rental Group

Christopher R. Synek
Vice President
SouthWest Rental Group

G. Thomas Thornley
Vice President
Chief Information Officer

Shareholder Information

Executive Offices
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

Auditors
Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Market for Registrant's Common Stock
Cintas Corporation Common Stock is traded on the Nasdaq National Market System.
The symbol is CTAS.

Registrar and Transfer Agent
Computershare Investor Services LLC
2 North LaSalle Street
Chicago, IL 60602
(312) 588-4990
(888) 294-8217

Annual Meeting
October 14, 2003
Cintas Corporation
Corporate Headquarters
6800 Cintas Boulevard
Cincinnati, Ohio
10:00 a.m.

10-K Report
A copy of the Form 10-K annual report filed with the Securities and Exchange Commission for the year ended May 31, 2003, is available at no charge to shareholders. Direct requests in writing for this report or other information to:

William C. Gale
Senior Vice President & Chief Financial Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737
(513) 459-1200

Company Information
For financial information regarding Cintas Corporation, please visit our web site at www.cintas.com.
Additional financial information is available at www.nasdaq.com.

Security Holder Information
At May 31, 2003, there were approximately 2,000 shareholders of record of the Corporation's Common Stock. Cintas believes that this represents approximately 65,000 beneficial owners.

The following table shows the high and low closing prices by quarter during the last two fiscal years.

Fiscal 2003		
Quarter ended	High	Low
May 2003	$37.85	$30.73
February 2003	51.67	30.60
November 2002	51.75	39.15
August 2002	52.46	40.15

Fiscal 2002		
Quarter ended	High	Low
May 2002	$56.62	$44.25
February 2002	51.22	40.96
November 2001	48.55	37.25
August 2001	52.60	43.23

CINTAS®
THE UNIFORM PEOPLE



CINTAS CORPORATION

6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

www.cintas.com